HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02015331

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

January 11, 2002

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SEC FILE NO. 82-4031

VIA AIRMAIL

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

RECEIVED
FEB 19 2002

SUPPL

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement of interim results for the six months ended September 30, 2001, dated December 17, 2001, published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on December 18, 2001;

(2) The Company's announcement regarding the appointment of two executive directors of the Company, dated December 17, 2001, published (in English

dlw 2/25

H:\dlai\adr\21441\0001\28sec.doc

language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on December 18, 2001;

(3) The Company's announcement of unaudited results of Pacific Andes (Holdings) Limited, a subsidiary of Pacific Andes International Holdings Limited, for the six months ended September 30, 2001, dated December 11, 2001, published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on December 12, 2001;

(4) The Company's announcement regarding (i) Connected transaction involving the acquisition of shares in Heng Holding (BVI) Limited from Richtown Development Limited, (ii) Disposal Agreement between Heng Holdings (BVI) Limited and Richtown Development Limited for the disposal of certain subsidiaries of Heng Holdings (BVI) Limited to Richtown Development Limited, (iii) Change of share capital structure of Pacific Andes (Holdings) Limited and (iv) Bonus issue of ordinary shares and bonus issue of warrants by Pacific Andes (Holdings) Ltd., dated December 11, 2001, published (in English language) in the Hong Kong iMail and (in Chinese language) in the Hong Kong Economic Times, both on December 12, 2001; and

(5) The Company's interim report 2001.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

H:\dlai\adr\21441\0001\27sec.dcoc.

MESSAGE:

南华早報

SCMP 18-12-2001

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of Pacific Andes International Holdings Limited ("the Company") is pleased to announce that Mr. Ng Swee Hong and Ms. Ng Puay Yee has been appointed as executive directors of the Company with effect from 17th December, 2001.

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 17th December, 2001

經濟日報

HKET 18-12-2001

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

公布

太平洋恩利國際控股有限公司（「本公司」）董事會欣然宣布，黃亞豐先生及黃培圓女士已獲委任為本公司執行董事，由二零零一年十二月十七日起生效。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零一年十二月十七日

CHINA MORNING POST TUESDAY DECEMBER 18 2001

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

FINANCIAL HIGHLIGHTS

	2001	2000	Change
Turnover (HK$'m)	1,435	1,107	↑29.6%
Profit attributable to shareholders (HK$'m)	37	30	↑22.9%
Earnings per share – basic (HK cents)	5.7	4.6	↑23.9%
Net tangible assets per share (HK cents)	99	89	↑12.0%

UNAUDITED INTERIM RESULTS

The directors of Pacific Andes International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2001 together with the unaudited comparative figures for the corresponding six months ended 30 September 2000 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30.9.2001 HK$'000 (unaudited)	Six months ended 30.9.2000 HK$'000 (unaudited)
Turnover	3	1,434,638	1,107,104
Cost of Sales		(1,265,069)	(965,808)
Gross profit		169,569	141,296
Other revenue		4,969	4,329
Selling and distribution expenses		(27,843)	(22,932)
Administrative expenses		(50,778)	(43,251)
Profit from operations	4	95,917	79,442
Interest expense		(44,875)	(38,210)
		51,042	41,232
Share of results of associates		254	326
Profit before taxation		51,296	41,558
Taxation	5	(2,750)	(1,424)
Profit before minority interests		48,546	40,134
Minority interests		(11,389)	(9,896)
Net profit for the period		37,157	30,238
Dividend	6	19,697	–
Earnings per share (cents) (basic)	7	5.7	4.6

Notes:

1. **Basis of Preparation**

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants, and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Principal Accounting Policies**

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and certain investment in securities.

The accounting policies adopted for the preparation of the interim financial report are consistent with those adopted by the Group in the audited financial statements for the year ended 31 March 2001.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new/revised accounting policies.

BUSINESS REVIEW

The global business environment in the first six months ended 30 September 2001 was both challenging and rewarding. In spite of the challenges the Group enjoyed a 29.6% increase in turnover to HK$1,435 million. Profit attributable to shareholders was HK$37 million, an increase of 22.9% compared to corresponding period in 2000.

Despite the weakening Japanese, US and EU economies, the Group has benefited from the steady economic growth in the PRC that resulted in increased demand for frozen seafood products, especially the higher value seafood variety. Overall, the Group has faired well and the interim results are encouraging.

During the period under review the Group focused on the distribution and sale of the frozen seafood products in which it has comparative advantages in procurement, transportation, processing efficiencies and logistic services. There was a focus on higher return markets, such as the PRC, paralleled with a reduction in exposure to markets with weakening economies. Vegetable products that require labour intensive farming and labour intensive processing was also a key focus with production increasing through sub-contracted farming and processing.

Sales by Product Category

Sales for frozen fish remained the largest portion of the Group's sales mix. For the period under review it achieved a 35% increase in sales to HK$847 million, representing 59% of the Group's total turnover. Processed fish fillets and portions, showed over a 23% increase totaling HK$563 million and represents 39% of the Group's total turnover. Vegetable products made a significant growth in this period compared to the same period last year though this category still remains a very small percentage of the Group's total turnover.

Sales by Geographical Market

Geographically the PRC remains the dominant market and during the period under review sales increased a significant 47% to HK$705 million. Sales to the PRC now totals 49% of the Group's turnover. This period's increase is attributed to the increase in demand for higher value frozen seafood products.

Sales to Western Europe continued to increase by 89% compared to the same period last year. Sales now total HK$419 million, representing 29% of turnover, and making Western Europe the second largest market for the Group. Increase in sales in this market is attributed to the successful introduction of new fish species and new varieties of fish fillets and portions and the provision of better logistics services to its customers under the various distribution arrangements, including the "Just-In-Time" programme. Owing to the economic downturn, sales to North America and Japan fared worse with a reduction of 15% and 53% in sales revenue respectively compared to the same period last year.

Notables

Taking advantage of the Group's financial strength and lower interest costs, the Group, during the period, strategically increased its inventory holding and short-term bank loan for the following reasons:

- continuous increase in the PRC's demand for higher value frozen seafood products
- the Group's successful introduction of new fish species and new varieties of fish fillets and portions
- provision of better logistic services to its customers under the various distribution arrangements

Segment reporting

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the six months ended 30 September 2000 have been amended so that they are presented on a consistent basis.

Dividend proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity on the face of the balance sheet. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment.

Goodwill

In the current period, the Group has adopted SSAP 30 "Business combinations" and has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, goodwill arising on acquisitions prior to 1 April 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1 April 2001 will be credited to income at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisitions after 1 April 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions after 1 April 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3. **Turnover and Segment Information**

	Turnover Six months ended		Profit (Loss) from operations Six months ended	
	30.9.2001 HK$'000	30.9.2000 HK$'000	30.9.2001 HK$'000	30.9.2000 HK$'000
By principal activities				
Frozen fish	768,105	625,958	53,231	34,729
Fillets and portions	647,759	459,207	41,992	44,043
Vegetables	10,239	103	388	(1,090)
Shipping services	7,365	11,494	260	1,287
Others	1,170	10,342	46	483
	1,434,638	1,107,104	95,917	79,442
By geographical market				
The People's Republic of China	701,509	478,634	51,524	38,331
North America	216,974	251,106	9,886	16,062
Western Europe	419,230	221,490	28,947	16,941
Japan	66,092	139,583	2,735	7,214
Others	30,833	16,291	2,825	894
	1,434,638	1,107,104	95,917	79,442

4. **Operating profit**

Operating profit is arrived at after charging the following:

	Six months ended 30.9.2001 HK$000	Six months ended 30.9.2000 HK$000
Depreciation	14,005	15,558

5. **Taxation**

The charge represented Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the period.

A substantial portion of the Group's profit is neither arose in, nor is derived from Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

6. **Dividend**

On 28 September 2001, a dividend of HK 3 cents per share (2000: nil) on 656,565,266 shares in issue was paid to shareholders as the final dividend for the year ended 31 March 2001.

The Directors do not declare any interim dividend for the six months ended 30 September 2001 (2000: nil).

7. **Earnings per share**

The calculation of basic earnings per share is based on the unaudited net profit for the period of HK$37,157,000 (2000: HK$30,238,000) and on the weighted average number of 656,585,000 (2000: 657,577,000) shares outstanding during the period.

Diluted earnings per share has not been presented as the exercise prices of the Company's outstanding share options are higher than the average market price per share for both periods presented.

DIVIDEND

Starting from fiscal year 2001, the Directors adopt a dividend pay-out policy of one third of its net profits once every year as final dividend. Accordingly, the Directors do not declare any interim dividend for the six months ended 30 September 2001.

- built-up of larger raw material inventory to ensure uninterrupted processing of fish fillets and portions due to the possible late start of Alaskan pollock fishing season by one month to February 2002

Recent Development

The Company has entered in to a conditional contract with its subsidiary Pacific Andes (Holdings) Limited ("PAH") to acquire certain residential properties occupied by the PAH as staff quarters and investment properties at a total consideration of HK$47.89 million based on the current market valuation. The purpose of the acquisition is to provide more equity funding for PAH to further expand its trade with the PRC following the PRC's accession to WTO. The Company owns 62.89% issued share capital of PAH, a company which is listed on the main board of the Singapore Exchange Securities Trading Ltd.

Looking Ahead

There will be some beneficial changes in conducting business with China following its accession to the WTO. Firstly, China has said it will reduce its tariffs on the import of fish from a current average of 25.3% to an aimed for average of 10.6% by 1 January 2005. At the same time, China has agreed to apply all taxes and tariffs uniformly to both domestic and foreign business.

Furthermore, China, which generally restricts foreign companies from distributing imported products, will loosen its restrictions thereby allowing a greater free-flow of goods and services. These changes will be phased in over a three-year period for almost all products, including fish.

The Group will continue to maintain its flexibility in distribution to take account of fluctuations in demand as different economies experience economic swings. Further exploration will be made to develop new species for the PRC market and new value added products will be evolved.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2001, the Company made the following repurchases of its shares:

Trading day	No of shares purchased	Method of purchase	Highest price paid HK$	Lowest price paid HK$	Total paid HK$
17 April 2001	50,000	Market	0.230	0.230	11,500
20 April 2001	150,000	Market	0.231	0.231	34,650
	200,000				46,150

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed shares of the Company during the six months ended 30 September 2001.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited financial statements.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Statement of Audit Standards No. 700 "Engagements to review interim financial report".

The members of the Audit Committee are Mr. Lew V. Robert (chairman) and Mr. Kwok Lam Kwong, Larry, the two independent non-executive directors of the Company.

Code of Best Practice

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive directors, of the Company will retire by rotation on an average of three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the same objective as the guideline set out in the Code of Best Practice.

Publication of interim report on the website of the Stock Exchange

The Company's interim report containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 17 December 2001

香港經濟日報 2001年12月18日 星期二

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

截至二零零一年九月三十日止六個月之中期業績公佈

財務摘要	二零零一年	二零零零年	變動
營業額（百萬港元）	1,435	1,107	↑29.6%
股東應佔溢利（百萬港元）	37	30	↑22.9%
每股盈利－基本（港仙）	5.7	4.6	↑23.9%
每股有形資產淨值（港仙）	99	89	↑12.0%

未經審核之中期業績

太平洋恩利國際控股有限公司（「本公司」）之董事欣然公佈本公司及各附屬公司（「本集團」）截至二零零一年九月三十日止六個月之未經審核綜合中期業績，連同截至二零零零年九月三十日止六個月之未經審核比較數字如下：

簡明綜合收入報表

	附註	截至六個月止 二零零一年 九月三十日 千港元 （未經審核）	二零零零年 九月三十日 千港元 （未經審核）
營業額	3	1,434,638	1,107,104
銷售成本		(1,265,069)	(965,808)
毛利		169,569	141,296
其他收益		4,969	4,329
銷售及分銷支出		(27,843)	(22,932)
行政支出		(50,778)	(43,251)
經營溢利	4	95,917	79,442
利息支出		(44,875)	(38,210)
		51,042	41,232
所佔聯營公司業績		254	326
除稅前溢利		51,296	41,558
稅項	5	(2,750)	(1,424)
未計少數股東權益溢利		48,546	40,134
少數股東權益		(11,389)	(9,896)
期內純利		37,157	30,238
股息	6	19,697	－
每股盈利（仙）（基本）	7	5.7	4.6

附註：

1. **編製基準**

   簡明財務報表乃根據香港會計師公會所頒佈之會計實務準則（「會計實務準則」）第25號「中期財務申報」而編製，並已遵照香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16之適用披露規定。

股息

自二零零一年財政年度起，董事即採納一項股息派發政策，根據有關政策，本公司每年派發股息一次，金額相當於本公司溢利淨額之三分一，作為末期股息。因此，董事不擬宣派截至二零零一年九月三十日止六個月之中期股息。

業務回顧

於截至二零零一年九月三十日止首六個月，儘管全球營商環境充滿挑戰，本集團卻收穫甚豐。面對著重重困難，本集團營業額仍然取得29.6%之增長，上升至1,435,000,000港元。股東應佔溢利達37,000,000港元，較二零零零年同期增加了22.9%。

儘管日本、美國及歐洲經濟日漸疲弱，惟國內經濟正穩步增長，帶動了冷凍海產需求上升，當中以高價海產尤甚，使本集團得以受惠。整體而言，本集團之業績表現不俗，中期業績令人鼓舞。

於回顧期內，本集團專注分銷及銷售其於採購、運送、加工效率及物流服務等各方面具備優勢之冷凍海產。本集團一方面專注發展中國等地之高回報市場，一方面則減少在經濟疲弱之市場中開展活動。此外，蔬菜產品亦屬本集團之業務焦點。由於發展蔬菜業務需要大量人手耕種及加工，本集團透過外判耕種及加工過程從而提高了蔬菜產量。

各類產品銷售額

在本集團之銷售組合中，冷凍魚類之銷售額仍然佔有最大份額。於回顧期內，該產品之銷售額上升了35%至847,000,000港元，佔本集團總營業額之59%。經加工魚柳及魚切塊之銷售額合共為563,000,000港元，增幅達23%，佔本集團總營業額之39%。期內，蔬菜產品較去年同期取得顯著增長，然而，此項產品於本集團總營業額中所佔比率仍屬微不足道。

市場地區銷售額

按地區劃分而言，中國仍為本集團之主要市場，於回顧期內，該市場之銷售額大幅增加47%至705,000,000港元。目前，國內銷售額合共達本集團營業額之49%。期內，國內銷售額之所以出現增長，乃由於高價冷凍海產之需求上升所致。

西歐之銷售額持續增長，較去年同期上升了89%，當地之銷售額現時合共達419,000,000港元，佔本集團營業額之29%，因此，西歐現已成為本集團第二大市場。西歐市場銷售額之所以上升，原因在於本集團成功引入新品種魚類、各式魚柳及魚切塊之餘，亦憑若干分銷安排為客戶提供適時供貨計劃等更為卓越之物流服務。受到經濟衰退影響，北美及日本之銷售額欠佳，銷售收入較去年同期分別下跌15%及53%。

2. **主要會計原則**

簡明財務報表乃按照歷史成本慣例編製，並已就重估投資物業及若干證券投資作出修訂。

編製中期財務報告所採納之會計原則，概與本集團截至二零零一年三月三十一日止年度之經審核財務報表所採納者一致。

期內，本集團首次採納多項由香港會計師公會頒佈之全新及經修訂會計實務準則，因此，本公司採納了以下各項全新／經修訂會計政策。

分部報告

期內，本集團更改了辨認可申報分部資料之基準，以符合會計實務準則第26號「分部報告」之規定。截至二零零零年九月三十日止六個月之分部披露資料亦曾經過修訂，致使有關資料之呈列基準貫徹如一。

於結算日後建議或宣派之股息

根據會計實務準則第9號（經修訂）「結算日後事項」之規定，於結算日後建議或宣派之股息不會確認為結算日之負債，惟將列入資產負債表作為獨立之股本部分，予以披露。此項會計政策變動具有追溯效力，因此須進行前期調整。

商譽

期內，本集團採納了會計實務準則第30號「企業合併」，且不選擇重列過往從儲備對銷（計入儲備）之商譽（負商譽）。故此，二零零一年四月一日前進行收購所產生之商譽已撥入儲備，並將於售出有關附屬公司或聯營公司或決定降低商譽時從收益賬中扣除。至於二零零一年四月一日前進行收購所產生之負商譽，則會於售出有關附屬公司或聯營公司時計入收益內。

於二零零一年四月一日後進行收購所產生之商譽將撥充資本，並按其預計使用年期攤銷；而二零零一年四月一日後進行收購所產生之負商譽則以資產減項列賬，並且按照所得餘款之狀況分析撥作收益。

3. **營業額及分部資料**

	營業額 截至六個月止		經營溢利（虧損） 截至六個月止	
	二零零一年 九月三十日 千港元	二零零零年 九月三十日 千港元	二零零一年 九月三十日 千港元	二零零零年 九月三十日 千港元
按主要業務分類				
冷凍魚類	768,105	625,958	53,231	34,729
魚柳及魚切塊	647,759	459,207	41,992	44,043
蔬菜	10,239	103	388	(1,090)
船運服務	7,365	11,494	260	1,287
其他	1,170	10,342	46	483
	1,434,638	1,107,104	95,917	79,442
按市場區域分類				
中華人民共和國	701,509	478,634	51,524	38,331
北美	216,974	251,106	9,886	16,062
西歐	419,230	221,490	28,947	16,941
日本	66,092	139,583	2,735	7,214
其他	30,833	16,291	2,825	894
	1,434,638	1,107,104	95,917	79,442

4. **經營溢利**

經營溢利已扣除下列各項：

	截至六個月止	
	二零零一年 九月三十日 千港元	二零零零年 九月三十日 千港元
折舊	14,005	15,558

5. **稅項**

稅項支出乃指按照期內估計應課稅溢利16%計算之香港利得稅。

本集團大部分溢利均非產生自或來自香港，因此毋須繳納香港利得稅。

6. **股息**

於二零零一年九月二十八日，本公司按照已發行股份656,565,266股計算股息，向股東派付截至二零零一年三月三十一日止年度之末期股息每股3港仙（二零零零年：零）。

董事不擬宣派截至二零零一年九月三十日止六個月之中期股息（二零零零年：零）。

7. **每股盈利**

每股基本盈利之計算基準為期內之未經審核溢利淨額37,157,000港元（二零零零年：30,238,000港元），以及期內尚未發行股份之加權平均數656,585,000股（二零零零年：657,577,000股）。

由於呈報期內，本公司之尚未行使認購權之行使價高於每股之平均市價，因此並無呈列每股攤薄盈利。

注意事項

憑藉本集團雄厚之財務實力，加上利息成本較低，期內，本集團有策略地增加存貨量及短期銀行借貸，原因如下：

- 國內對高價值冷凍海產之需求持續上升
- 本集團成功引入新品種魚類、各式魚柳及魚切塊
- 本集團在若干分銷安排下為客戶提供更卓越之物流服務
- 由於預期阿拉斯加狹鱈捕魚季節可能延遲一個月至二零零二年二月才開始，因此需要貯積更多原材料存貨，以確保魚柳及魚切塊之加工過程暢順無阻

新近發展

本公司與其附屬公司太平洋恩利（控股）有限公司（「恩利控股」）簽訂一份有條件合約，購入由恩利控股佔用作員工宿舍及投資物業之若干住宅物業，總代價按照現行市場估值計算為47,890,000港元。進行是項收購乃要為恩利控股提供更多股本，以便在中國加入世貿組織後進一步擴展其國內貿易業務。本公司擁有恩利控股62.87%之已發行股本，恩利控股現時於新加坡證券交易所有限公司主板上市。

未來展望

中國加入世貿組織可望為營商環境帶來有利轉變。首先，中國已表明會降低進口魚類產品之關稅，目標乃於二零零五年一月一日前將現行平均稅率25.3%減至平均10.6%之水平。同時，中國亦已同意對本地及外商業務採取劃一稅務及關稅措施。

此外，中國過往一直全面限制外商公司分銷進口產品，惟日後將會放寬限制，容許產品及服務享有較大自由度。上述各項轉變將於三年內分段實行，適用於魚類等幾乎所有產品。

本集團會繼續維持靈活之分銷業務，以應付各地經濟週期以致需求出現波動之情況。本集團將進一步拓展業務，為中國市場開發新產品種類，創造全新之增值產品。

買賣或贖回

以下為截至二零零一年九月三十日止六個月期間，本公司購回本身股份之情況：

交易日	購入股份數目	購入途徑	已支付之最高價格 港元	已支付之最低價格 港元	合共支付 港元
二零零一年四月十七日	50,000	市場	0.230	0.230	11,500
二零零一年四月二十日	150,000	市場	0.231	0.231	34,650
	200,000				46,150

除上述披露者外，本公司或其任何附屬公司於截至二零零一年九月三十日止六個月概無買賣或贖回本公司任何上市股份。

審核委員會

審核委員會與管理層已審閱本集團所採納之會計原則及慣例，並討論了有關核數、內部監控及財務事宜，包括審閱未經審核財務報表。

根據會計實務準則第700條「審閱中期業績報告之承諾」，本公司核數師已審閱本公司之中期財務報告。

審核委員會之成員為劉嘉彥先生（主席）及郭琳廣先生，兩位均為本公司之獨立非執行董事。

最佳應用守則

據本公司董事所知，現時並無任何資料可合理顯示本公司並無遵守聯交所證券上市規則附錄14所載之最佳應用守則（「最佳應用守則」）之規定，惟非執行董事並無指定任期除外。根據本公司細則，本公司董事（包括非執行董事）平均每三年輪值告退，而彼等之任期將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

於聯交所網站刊登中期業績報告

本公司將於適當時候，在聯交所網站刊登中期業績報告，當中載有上市規則附錄16第46(1)段至46(6)段所規定之一切資料。

承董事會命
董事總經理
黃裕翔

香港，二零零一年十二月十七日

WEDNESDAY, DECEMBER 12, 2001 SOUTH CHINA MORNI

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMITED, A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED, FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

The Board of directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 63%-owned subsidiary, the shares of which are listed on the Singapore Exchange Securities Trading Ltd., and its subsidiaries (the "PAH Group") for the six months ended 30 September 2001, together with the comparative figures for the previous financial period.

			PAH Group			PAH		
			HK$'000		%	HK$'000		%
			Latest half year	Previous half year	Change	Latest half year	Previous half year	Change
1	(a)	Turnover	781,175	664,049	17.6	-	-	-
	(b)	Investment income	-	-	-	100,000	-	NM
	(c)	Other income including interest income	10,653	9,207	15.7	17,691	14,343	23.4
2	(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain and exceptional items	61,729	56,467	9.3	113,448	10,513	979.1
2	(b) (i)	Interest on borrowings	24,470	22,875	7.0	-	-	-
2	(b) (ii)	Depreciation and amortisation	9,596	9,556	0.4	-	-	-
2	(b) (iii)	Foreign exchange gain/(loss)	1,916	(1,207)	NM	-	-	-
2	(c)	Exceptional items	-	-	-	-	-	-
2	(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain (losses) and exceptional items	29,579	22,829	29.6	113,448	10,513	979.1
2	(e)	Income derived from associated companies	-	-	-	-	-	-
2	(f)	Less income tax	1,750	500	250.0	-	-	-
2	(g) (i)	Operating profit after tax before deducting minority interests	27,829	22,329	24.6	113,448	10,513	979.1

5(a) Review of the performance of PAH and its principal subsidiaries

Compared with same period last year, PAH Group turnover for the six months ended 30 September 2001 registered a growth of 17.6% from HK$664 million (S$156 million) to HK$781 million (S$184 million).

Profit attributable to shareholders increased significantly by 24.6% to HK$27.8 million (S$6.6 million).

Seafood division

The PAH Group was able to maintain its business growth by focusing on the high-growth People's Republic of China ("PRC") market, which now contributes almost 90% to the PAH Group's turnover.

While the PAH Group continued to concentrate its resources on frozen seafood products which has a steady demand and for which the PAH Group has a significant market share, the PAH Group also intensified its efforts to identify and develop new seafood products in which it has competitive edges for supply to the PRC and other markets.

Vegetable division

As the supply of vegetables is subject to seasonal cycles, the PAH Group recorded a turnover of HK$10.2 million (S$2.4 million) for this division in this half year. Despite this, the division was able to achieve, for the first time since its acquisition, an operating profit of HK$450,000 (S$106,000).

5(b) A statement by the directors of PAH on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the PAH Group and PAH has occurred between the date to which, the reports refers and the date on which the report is issued". If none, to include a negative statement.

In the opinion of the directors of PAH, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial period and the date of this report which will affect substantially the results of the operations of PAH and of the PAH Group for the financial period in respect of which this report is made.

6. Comment on current year prospect

The PAH Group will stay focus on its core businesses of frozen seafood and vegetable operations.

Following the PRC's accession to the World Trade Organisation ("WTO"), PRC will gradually lower down its tariffs from a current average of 25.3% on the import of fish products to a final average of 10.6% by 1 January 2005. In addition, the PRC will permit all foreign enterprises to import, export and engage in a full range of distribution services for fish products over a three-year

2 (g) (iii) Less minority interests	-	-	-	-	-	-
2 (h) Operating profit after tax attributable to members of PAH	27,829	22,329	24.6	113,448	10,513	979.1
2 (i) (i) Extraordinary items	-	-	-	-	-	-
2 (i) (ii) Less minority interests	-	-	-	-	-	-
2 (i) (iii) Extraordinary items attributable to members of PAH	-	-	-	-	-	-
2 (i) (iv) Transfer to reserve fund	-	-	-	-	-	-
2 (i) (v) Transfer to capital reserve	-	-	-	-	-	-
2 (j) Operating profit after tax and extraordinary items attributable to members of PAH	27,829	22,329	24.6	113,448	10,513	979.1

	PAH Group Figures	
	Latest half year *(HK$)*	Previous half year *(HK$)*
3 (a) Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
3 (a) (i) Based on existing issued share capital	11.35 cents	10.61 cents
3 (a) (ii) On a fully diluted basis	NM	NM
3 (b) Earnings per share based on 2 (j) above:-		
(i) Based on existing issued share capital	11.35 cents	10.61 cents
(ii) On a fully diluted basis	NM	NM
3 (c) Net tangible asset backing per ordinary share	256 cents	266 cents

Notes:

I. The calculation of earnings per share is based on the weighted average of 245,146,250 shares (2000: 210,546,000 shares) in issue during the period. The calculation of net tangible asset-backing per share is based on 245,146,250 shares (2000: 210,546,000 shares) in issue during the period.

II. The charge for taxation is based on the results for the period as adjusted for items which are non-assessable or disallowed. Deferred taxation is provided using the liability method on all significant timing differences other than those which are not expected to crystallise in the foreseeable future. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

NM: Not meaningful

4(a) Amount of any adjustment for under or over provision of tax in respect of prior years

NIL

4(b) Amount of any pre-acquisition profits

NIL

4(c) Amount of profits on any sale of investments and/or properties

Sale of investments/properties HK$'000 Profit/(Loss)
NIL

4(d) Any other comments relating to Paragraph 4

NIL

period. These changes in the PRC, which is the PAH Group's largest market, have presented attractive business opportunities for the PAH Group to further explore and develop.

Although the PRC's agricultural sector may be affected following its accession to the WTO, the prospects of the PAH Group's vegetable division would not be affected as its labour intensive vegetable products are targeted for high labour cost export markets in Western Europe, Japan and the United States.

Barring unforeseen circumstances, the directors of PAH expect the results of the PAH Group to continue to be profitable in the next half year.

7. Dividend

(a) Any dividend declared for the present financial period?

None

(b) Any dividend declared for the past financial period?

None

(c) Date payable

N/A

(d) Books closing date

N/A

(e) Any other comments relating to Paragraph 8

N/A

8. Details of any changes in PAH's issued share capital

Nil

9. Comparative figures of the PAH's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 30/09/2001		As at 31/03/2001	
Secured *HK$'000*	Unsecured *HK$'000*	Secured *HK$'000*	Unsecured *HK$'000*
10,924	353,931	14,550	266,306

(b) Amount repayable after one year

As at 30/09/2001		As at 31/03/2001	
Secured *HK$'000*	Unsecured *HK$'000*	Secured *HK$'000*	Unsecured *HK$'000*
20,745	-	25,530	-

(c) Any other comments relating to Paragraph 9

There is no comment relating to this paragraph.

10. Balance Sheet

Nil

PURPOSE OF THIS ANNOUNCEMENT

This announcement is issued by the Company for the purpose of providing information to the public in Hong Kong in relation to the PAH Group. A similar announcement has been made by PAH in Singapore

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 11 December 2001

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

太平洋恩利國際控股有限公司之附屬公司
太平洋恩利(控股)有限公司
截至二零零一年九月三十日止六個月
之未經審核業績公佈

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事會」)欣然公佈本公司擁有63%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」)(其股份於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零一年九月三十日止六個月之未經審核綜合業績,連同上一財政期間之比較數據如下:

		恩利控股集團			恩利控股		
		千港元		%	千港元		%
		最近半年	過往半年	變動	最近半年	過往半年	變動
1 (a)	營業額	781,175	664,049	17.6	–	–	–
(b)	投資收入	–	–	–	100,000	–	NM
(c)	包括利息收入之其他收入	10,653	9,207	15.7	17,693	14,343	23.4
2 (a)	未計所得稅、少數股東權益、非經營項目、借貸利息、折舊及攤銷、外匯兌換收益/(虧損)及特殊項目之經營溢利	61,729	56,467	9.3	113,448	10,513	979.1
2 (b) (i)	借貸利息	24,470	22,875	7.0	–	–	–
2 (b) (ii)	折舊及攤銷	9,596	9,556	0.4	–	–	–
2 (b) (iii)	外匯兌換收益/(虧損)	1,916	(1,207)	NM	–	–	–
2 (c)	特殊項目	–	–	–	–	–	–
2 (d)	未計所得稅、少數股東權益及非經常項目,但已扣除借貸利息、折舊及攤銷、外匯兌換收益/(虧損)及特殊項目之經營溢利	29,579	22,829	29.6	113,448	10,513	979.1

4(d) **有關第4段之任何其他意見**

無

5(a) **恩利控股及其主要附屬公司之業務表現回顧**

與去年同期比較,恩利控股集團截至二零零一年九月三十日止六個月之營業額錄得增長,由664,000,000港元(156,000,000坡元)增至781,000,000港元(184,000,000坡元),增幅達17.6%。

股東應佔溢利大幅增至27,800,000港元(6,600,000坡元),增幅達24.6%。

海產業務

恩利控股集團因集中力量拓展高速增長之中華人民共和國(「中國」)市場,所以能維持其業務增長。現時,中國市場銷售佔恩利控股集團的營業額約90%。

恩利控股集團仍將資源集中於其擁有高市場佔有率及需求穩定的冷凍海產。與此同時,恩利控股集團亦加緊確立及發展其具有競爭優勢之新海產品種,以向中國及其他市場供應。

蔬菜業務

由於蔬菜供應受季節因素所制約,恩利控股集團就蔬菜業務之上半年營業額僅錄得10,200,000港元(2,400,000坡元)。然而,該項業務仍自收購以來第一次錄得經營溢利450,000港元(106,000坡元)。

5(b) **恩利控股董事作出聲明,表明是否有「任何屬重大或不尋常性質並將對恩利控股集團及恩利控股之營運業績構成重大不利影響之項目及事項,於本報告所述日期至本報告刊發日期之間發生」。如無的話,將載入一項否認聲明。**

恩利控股董事認為,於本財政期間結束時至本報告刊發日期之期間,並無產生任何屬重大及不尋常性質之項目、交易或事項,而足以對恩利控股及恩利控股集團於本報告所處財政期間之經營業績構成重大影響。

6. **本年前景展望**

恩利控股集團將會繼續集中經營冷凍海產及蔬菜等核心業務。

在中國加入世界貿易組織(「世貿組織」)後,中國將逐步降低關稅,至二零零五年一月一日

2 (e) 司之收入	–	–	–	–	–	–
2 (f) 減：所得稅	4,750	500	250.0	–	–	–
2 (g) (i) 除稅後但未扣除少數股東權益前之經營溢利	27,829	22,329	24.6	113,448	10,513	979.1
2 (g) (ii) 減：少數股東權益	–	–	–	–	–	–
2 (h) 恩利控股股東應佔之除稅後經營溢利	27,829	22,329	24.6	113,448	10,513	979.1
2 (i) (i) 非經常項目	–	–	–	–	–	–
2 (i) (ii) 減：少數股東權益	–	–	–	–	–	–
2 (i) (iii) 恩利控股股東應佔之非經常項目	–	–	–	–	–	–
2 (i) (iv) 轉撥往儲備基金	–	–	–	–	–	–
2 (i) (v) 轉撥往資本儲備	–	–	–	–	–	–
2 (j) 恩利控股股東應佔之除稅及非經常項目後經營溢利	27,829	22,329	24.6	113,448	10,513	979.1

	恩利控股集團數字 最近半年（港元）	過往半年（港元）
3 (a) 按上文第2(h)項經扣除任何優先股息撥備後之本年度每股普通股盈利：–		
3 (a) (i) 按現有已發行股本計算	11.35港仙	10.61港仙
3 (a) (ii) 按全面攤薄基準計算	NM	NM
3 (b) 按上文2(j)計算之每股盈利：–		
(i) 按現有已發行股本計算	11.35港仙	10.61港仙
(ii) 按全面攤薄基準計算	NM	NM
3 (c) 每股普通股之有形資產淨值基礎	256港仙	266港仙

附註：

I. 每股盈利乃根據期內已發行股份245,146,250股（二零零零年：210,546,000股）之加權平均數計算。每股有形資產淨值基礎乃根據期內已發行股份245,146,250股（二零零零年：210,546,000股）計算。

II. 稅項支出乃根據期內之免課稅或不准扣稅項目調整後之業績計算。遞延稅項乃就一切重大時差（預期不可於可見將來落實者除外）以負債法作出撥備。除非合理預期可以落實，否則遞延稅益不會入賬。

NM：無意義

4(a) 過往年度因稅項撥備不足或超額撥備而作出之任何調整金額

無

4(b) 任何收購前溢利金額

無

4(c) 出售任何投資及／或物業所產生之溢利金額

出售投資／物業	溢利／（虧損）千港元
無	

止，進口魚類產品之稅率將由現行平均稅率25.3%降至最終平均稅率10.6%。此外，中國將於一個三年期內，允許所有外資企業進口、出口及從事魚類產品之一切分銷服務。作為恩利控股集團之最大市場，中國因加入世貿組織而出現之有關變動，為恩利控股集團之進一步開拓及發展締造了可觀商機。

加入世貿組織後，中國農業或會因此而備受衝擊。但恩利控股集團蔬菜業務之前景卻絲毫不受影響，原因為恩利控股集團之勞工密集型蔬菜產品乃以西歐、日本及美國等高勞工成本出口市場為目標市場。

在無不可預見之情況下，恩利控股董事預期恩利控股集團於下半年之業績將繼續取得盈利。

7. 股息

(a) 現行財政期間有否宣派任何股息？

無

(b) 過往財政期間有否宣派任何股息？

無

(c) 派發日期

不適用

(d) 截止過戶日期

不適用

(e) 有關第8段之任何其他意見

不適用

8. 恩利控股已發行股本任何變動之詳情

無

9. 恩利控股之借貸及債務證券之比較數據

(a) 須於一年或少於一年內償還，或按要求償還之款額

於二零零一年九月三十日 有抵押 千港元	於二零零一年九月三十日 無抵押 千港元	於二零零一年三月三十一日 有抵押 千港元	於二零零一年三月三十一日 無抵押 千港元
10,924	353,931	14,550	266,306

(b) 須於一年後償還之款項

於二零零一年九月三十日 有抵押 千港元	於二零零一年九月三十日 無抵押 千港元	於二零零一年三月三十一日 有抵押 千港元	於二零零一年三月三十一日 無抵押 千港元
20,745	–	25,530	–

(c) 有關第9段之任何其他意見

現時並無有關該段之任何其他意見。

10. 資產負債表

無

本公佈之要旨

本公司發表本公佈乃旨在向香港公眾人士提供有關恩利控股集團之資料。恩利控股已於新加坡發表類似公佈。

承董事會命
公司秘書
鄒乃銘

香港，二零零一年十二月十一日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

1. CONNECTED TRANSACTION
INVOLVING THE ACQUISITION OF SHARES IN HENG HOLDINGS (BVI) LIMITED FROM RICHTOWN DEVELOPMENT LIMITED
2. DISPOSAL AGREEMENT BETWEEN HENG HOLDINGS (BVI) LIMITED AND RICHTOWN DEVELOPMENT LIMITED FOR THE DISPOSAL OF CERTAIN SUBSIDIARIES OF *HENG HOLDINGS (BVI) LIMITED TO RICHTOWN DEVELOPMENT LIMITED*
3. CHANGE OF SHARE CAPITAL STRUCTURE OF PACIFIC ANDES (HOLDINGS) LIMITED
4. BONUS ISSUE OF ORDINARY SHARES AND BONUS ISSUE OF WARRANTS BY PACIFIC ANDES (HOLDINGS) LIMITED

On 11 December 2001, PAIHBVI, *a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with Richtown, pursuant to which Richtown agreed to sell the entire issued share capital of HHL to PAIHBVI for a* consideration of HK$47,888,456.28. Such amount of consideration is subject to final adjustment pending completion of an audit to be conducted for the purposes of determining the audited consolidated net asset value of HHL and HHL Subsidiaries. The final consideration after adjustment in accordance with the Sale and Purchase Agreement will be paid by PAIHBVI to Richtown in cash upon Completion.

HHL is a wholly-owned subsidiary of Richtown. Richtown is a wholly-owned subsidiary of PAH, a subsidiary of the Company, the shares of which are listed on the main board of the Singapore Exchange. As at the date hereof, the Company holds approximately 62.87% of the issued share capital of PAH through its wholly-owned subsidiary, Clamford Holding Limited.

Completion of the Sale and Purchase Agreement is conditional upon a number of conditions as summarized below and accordingly, the Sale and Purchase Agreement may or may not proceed. One of such conditions is the completion of the transactions contemplated under the Disposal Agreement, under which HHL has conditionally agreed to sell to Richtown the entire issued share capital of each of the Sale Companies.

The Directors believe that the acquisition of HHL will assist PAH in disposing of its non core Hong Kong real property assets currently held by the HHL Subsidiaries so as to enable PAH Group to focus its resources on pursuing the frozen seafood business in the PRC. The Transaction is also consistent with the overall objective of the Company of streamlining its fixed assets allocation.

Under Chapter 14 of the Listing Rules, PAH is regarded as a "connected person" of the Company and the Transaction constitutes a connected transaction pursuant to Rule 14.26 of the Listing Rules requiring Shareholders' approval at a special general meeting of the Company unless a waiver is granted by the Exchange.

The Company has applied to the Exchange for a waiver from compliance with the requirement to convene a special general meeting to approve the Transaction subject to (a) N.S. Hong, the controlling shareholder of the Company, holding approximately 56.86% of the issued share capital of the Company as at the date hereof, approving the Transaction; (b) compliance by the Company with the usual disclosure requirements for connected transactions, including the issue of a circular to shareholders with a letter from an independent financial adviser on the Transaction; and (c) details of the Transaction being disclosed in the Company's next published annual report.

The Company will be issuing to shareholders a circular setting out, among others, details of the Transactions and a letter from an independent financial adviser on the Transaction.

The Company has also set out certain information concerning the proposed change of share capital structure, Bonus Issue and Bonus Warrant Issue of PAH for general information purposes for the Shareholders.

I. SALE AND PURCHASE AGREEMENT

1. Date

11 December 2001

2. Parties

Vendor : Richtown, a wholly-owned subsidiary of PAH and which owns the entire issued share capital of HHL

Purchaser : PAIHBVI, a wholly-owned subsidiary of the Company

3. The Sale Share and Information on HHL

The Sale Share represents the entire issued and paid up share capital of HHL.

On Completion, HHL will continue to be the holding company of HHL Subsidiaries which are real property holding companies and all of which own various real property assets in the form of apartment units situated in Hong Kong as staff quarters and for investment purposes.

Set out below is a list of all the properties held by HHL Subsidiaries:

1. Flat D, 1st Floor and Car Parking Space No. 13 Beaconsfield Court, No. 7 Shouson Hill Road, Hong Kong;
2. House No. 34, Manderly Garden, No. 48 Deep Water Bay Road, Hong Kong;
3. House No. 36, Manderly Garden, No. 48 Deep Water Bay Road, Hong Kong;
4. Unit B, 8th Floor and Car Parking Space No. L39, Lower Ground Floor, Celestial Garden, No. 5 Repulse Bay Road, Hong Kong;
5. Flat B, 9th Floor, Lun Fung Court, No. 363 Des Voeux Road West, Hong Kong;
6. Flat D, 14th Floor, Lun Fung Court, No. 363 Des Voeux Road West, Hong Kong;
7. Flat C, 28th Floor, Lun Fung Court, No. 363 Des Voeux Road West, Hong Kong;
8. Flat B, 12th Floor, Pak Hoi Mansion, Kwun Hoi Terrace, No. 1 Taikoo Wan Road, Taikoo Shing, Hong Kong.

As at 31 March 2001, the audited consolidated net asset value of HHL and HHL Subsidiaries was HK$55,869,000. For the year ended 31 March 2000, the audited consolidated profit before taxation and extraordinary items of HHL and HHL Subsidiaries was HK$1,874,000 and for the year ended 31 March 2001, the audited consolidated loss before taxation and extraordinary items of HHL and HHL Subsidiaries was HK$2,307,000. For the year ended 31 March 2000, the audited consolidated profit after taxation and extraordinary items of HHL and HHL Subsidiaries was HK$664,000 and for the year ended 31 March 2001, the audited consolidated loss after taxation and extraordinary items of HHL and HHL Subsidiaries was HK$3,464,000.

4. Consideration and basis of determining the consideration

A sum of HK$47,888,456.28 will be payable by PAIHBVI to Richtown on by cash Completion as initial consideration for the Sale Share. The said consideration for the Sale Shares will be satisfied by the Group out of its own financial resources.

The aforesaid consideration is determined by reference to the unaudited consolidated net asset value of HHL and the HHL Subsidiaries in accordance with the unaudited management accounts of HHL and the HHL Subsidiaries as at 30 September 2001, which is HK$47,888,456.28. *Such amount will be subject to adjustment on the basis that all* asset values be stated at market values as at a date not earlier than three months prior to the completion of the Transaction pending completion of the audit of the consolidated financial statements of HHL and the HHL Subsidiaries for the purposes of determining the audited consolidated net asset value of HHL and the HHL Subsidiaries as at 11 December 2001, which will be delivered by Richtown to PAIHBVI immediately after the consolidated financial statements of HHL and the HHL Subsidiaries have been approved by the directors of HHL, and in any event, no later than the date falling seven days before Completion.

The Sale and Purchase Agreement was entered into on normal commercial terms by Richtown and PAIHBVI and the Directors (including the independent non-executive directors of the Company) take the view that the Transaction is fair and reasonable in so far as the Shareholders are concerned.

5. Conditions of the Sale and Purchase Agreement

Completion of the Sale and Purchase Agreement is conditional upon (among others):

(a) the approval of the Shareholders in a general meeting of the Sale and Purchase Agreement as required under the Listing Rules or a waiver in respect of the same having been granted by the Exchange;

(b) the approval by the shareholders of PAH in a general meeting of the Sale and Purchase Agreement pursuant to the provisions of Chapter 9A and Chapter 10 of the Listing Manual of the Singapore Exchange;

(c) the completion of all the transactions contemplated under the Disposal Agreement;

(d) the warranties given by Richtown to PAIHBVI remaining true, accurate and not misleading in all respect at Completion;

(e) all other consents and approvals (if any) required under any applicable laws and regulations having jurisdiction over the Sale and Purchase Agreement and to give effect to the transactions contemplated thereunder being obtained and not withdrawn, revoked or amended on or before the date of Completion; and

(f) neither parties having received notice of any injunction or other order, directive or notice restraining the completion of the Sale and Purchase Agreement and there being no action making to restrain or prohibit completion thereof, or seeking damages in connection therewith, which is pending or any such injunction, other order or action which is threatened.

Pursuant to the terms of the Disposal Agreement dated 11 December 2001 between HHL and Richtown, HHL agreed to sell and Richtown agreed to purchase the entire issued share capital of each of the Sale Companies for an aggregate consideration of HK$20,098,092.88. The Disposal Agreement is subject to, inter alia, the approval of the shareholder of Richtown, HHL and PAH and the approval of the shareholders of PAH being obtained for the Transaction at a special general meeting of PAH to be convened. The Sale Companies are real property holding companies owning various offices and apartment units in Shanghai and Beijing as investment properties. Pursuant to the Disposal Agreement, HHL as an investment holding company will dispose of the Sale Companies to Richtown. The objective of the Disposal Agreement is for PAH and its subsidiaries to retain the Sale Companies (and hence the real properties in mainland China held by them) within its group after Completion.

6. Reasons for the Transaction

The Transaction will assist the Company's non-wholly owned subsidiary, PAH, in disposing of its non-core Hong Kong real property assets currently held by HHL Subsidiaries so as to enable PAH Group to focus its resources on pursuing the frozen seafood business in the PRC. PAH Group is principally engaged in the business of global sourcing, transportation and supply of frozen seafood products to the international market. PAIHBVI is an investment holding company. The Transaction is also consistent with the overall objective of the Company of streamlining its fixed assets allocation.

7. Financial Effects on the Company's net assets value per share

The Transaction is not expected to have a material impact on the consolidated net asset per share of the Company.

8. Connection between the parties

PAH is a 62.87% owned subsidiary of the Company and is therefore a "connected person" of the Company for the purposes of the Listing Rules. As at the date of this announcement, the board of directors of PAH consider of 5 executive directors and 2 non-executive directors, of whom Messrs. Frank Ng Joo Puay, Ng Joo Siang, Ng Joo Kwee, Cheng Nai Ming and Mdm Teh Hong Eng are directors of both PAIH and PAH. The Transaction, therefore, constitutes a connected transaction pursuant to Rules 14.26 of the Listing Rules and requires independent shareholders' *approval of the Company in a special general meeting unless a waiver is granted by the Exchange.*

Although the Transaction is a connected transaction within Chapter 14 of the Listing Rules, no director, chief executive or substantial shareholder of the Company or any of its subsidiaries, nor any associate of any of them (as defined in the Listing Rules), has an interest in PAH other than indirectly through the Company.

N.S. Hong, the controlling shareholder of the Company holding approximately 56.86% of the Company's issued share capital as at the date hereof, is entitled to vote on any shareholders' resolution to approve the Transaction and has confirmed that it approves the Transaction. On this basis, the Company has applied to the Exchange for a waiver from compliance with the requirement to seek shareholders' approval at a special general meeting, subject to (a) N.S. Hong providing a written certificate of approval of the Transaction; (b) compliance with the usual disclosure requirements for connected transactions, including the issue of a circular to shareholders containing, among other things, an opinion from an independent financial adviser as to the Transaction; and (c) details of the Transaction being disclosed in the Company's next published annual report.

9. Business of the Group

The Group is principally engaged in global sourcing, further processing on shore and international distribution of a variety of frozen seafood products, the provision of shipping and agency services and trade related finance.

The information set out in Section II to IV is provided by the Company for the purpose of providing information to the public in Hong Kong in relation to PAH Group. An equivalent announcement has been made by PAH in Singapore.

II. CHANGE OF SHARE CAPITAL STRUCTURE OF PACIFIC ANDES (HOLDINGS) LIMITED

1. Re-denomination

The PAH Board proposes to change the currency denomination of the share capital of PAH, which currently *comprises ordinary shares of par value US$0.20 each, from United States dollars to Singapore dollars at the* Exchange Rate. The Re-denomination will be effected at a date and time to be determined by the PAH Board.

Pursuant to the Re-denomination, the par value of the entire authorised and issued share capital of the Company will be re-denominated from US$0.20 to the equivalent value in Singapore dollars calculated by applying the Exchange Rate to each ordinary share, rounded to such number of decimal places as may be determined by the PAH Board.

2. Subdivision & Consolidation

Immediately following the Re-denomination, the issued and unissued share capital of PAH will be subdivided and consolidated such that the resulting par value of each ordinary share in the capital of PAH will be S$0.10. The respective entitlements of PAH Shareholders to PAH Shares will be determined based on the number of existing PAH(USD) Shares held as at the Books Closure Date. Fractions of a PAH Share arising from the Re-denomination, Subdivision and Consolidation will be dealt with in such manner as the PAH Board may determine in accordance with the Bye Laws of PAH.

The conversion ratio between PAH(USD) Shares and PAH Shares is 1,000 to 3,660.

3. **Rationale**
Currently, the share capital of PAH is denominated in United States dollars while the trading currency of the PAH (USD) Shares is Singapore dollars. The purpose of the Re-denomination, Subdivision and Consolidation is to bring the par value of the shares of PAH in line with the trading currency of shares of PAH.

4. **Financial Effects**
Based on the audited consolidated financial statements of PAH for the financial year ended 31 March 2001, the net tangible asset per share of PAH is expected to be reduced from HK$2.44 to HK$0.61 while the earnings per share of PAH is expected to be reduced from HK19.24 cents to HK4.81 cents, following the Re-denomination, Subdivision and Consolidation.

5. **Approval**
The proposed Re-denomination, Subdivision and Consolidation is subject to the approval of PAH Shareholders at the special general meeting of PAH to be convened.

III. INCREASE IN AUTHORISED SHARE CAPITAL
The PAH Board proposes to increase the authorised share capital of PAH, following the Re-denomination, Subdivision and Consolidation, from S$146,400,000 consisting of 1,464,000,000 PAH Shares to S$200,000,000 consisting of 2,000,000,000 PAH Shares by the creation of 536,000,000 new PAH Shares.

Approval
The proposed increase in authorised share capital is subject to the approval of PAH Shareholders at the special general meeting of PAH to be convened.

IV. BONUS ISSUE OF ORDINARY SHARES IN PACIFIC ANDES (HOLDINGS) LIMITED

1. **Basis for Bonus Issue**
The proposed Bonus Issue will be made on the basis of seventeen (17) PAH Shares for every fifty (50) PAH(USD) Shares held as at the Books Closure Date, fractional entitlements to a Bonus Share to be disregarded. The Bonus Issue will be *effected by capitalizing approximately HK$35,526,114 from the share premium account and the* retained earnings of PAH.

Based on the issued and paid-up share capital of PAH of 245,346,250 PAH(USD) Shares as at 11 December 2001, the PAH Board expects that 83,349,725 Bonus Shares will be issued to its shareholders following the Re-denomination, Subdivision and Consolidation.

The effective issue ratio of PAH(USD) Shares, PAH Shares and Bonus Shares is 1,000 to 1,660 to 340.

2. **Rationale**
The Bonus Issue is intended as a means of rounding up the odd lots of PAH Shares arising from the Re-denomination, Subdivision and Consolidation to the nearest tradable board lot so as to maximize, to the extent practicable, PAH Shareholders' ability to trade in the PAH Shares, as well as to increase the overall number of PAH Shares which can be traded by PAH Shareholders.

3. **Rights of the Bonus Shares**
The Bonus Shares, upon allotment and issue, will be credited as fully paid and will rank pari passu in all respects with the PAH Shares for any dividends, allotments or other distributions, the record date of which falls on or after the date of issue of the Bonus Shares.

4. **Approval**
The Bonus Issue is subject to the approval of PAH Shareholders (including PAIH) at the special general meeting of PAH to be convened.

V. BONUS WARRANT ISSUE

1. **Basis for the Bonus Warrant Issue and Exercise Period**
The proposed Bonus Warrants will be issued free on the basis of one (1) Bonus Warrant for every one (1) PAH (USD) Share held as at the Books Closure Date, fractional entitlements to a Bonus Warrant to be disregarded, conferring rights on a holder thereof to subscribe for one (1) New PAH Share at an initial exercise price equivalent to the par value of the PAH Shares, subject to adjustments, upon exercise of one (1) Bonus Warrant at any time for a period of three (3) years from the date of listing and quotation of the Bonus Warrants on the Singapore Exchange.

The full exercise of the Bonus Warrants at the Exercise Price will result in the issue of 245,346,250 New PAH Shares, *representing approximately twenty per cent. (20%)* of the enlarged issued share capital of PAH, while the *gross proceeds arising from the full exercise of the Bonus Warrants will be S$24,534,625.*

The Bonus Warrants will be issued in registered form and will be constituted in an instrument by way of a deed poll which sets out the terms and conditions governing the Bonus Warrants.

Bonus Warrants remaining unexercised after the expiry of the Exercise Period shall lapse and cease to be valid for any purpose.

The effective issue ratio of PAH(USD) Shares, PAH Shares, Bonus Shares and Bonus Warrants is 1,000 to 1,660 to 340 to 1,000.

2. **Rationale**
The PAH Board believes that the proposed Bonus Warrant Issue will provide PAH Shareholders with an opportunity to further participate in the equity of PAH, while the proceeds from any exercise of the Bonus Warrants will allow for the progressive enlargement of the capital base of PAH. Given the anticipated increase in the volume of the frozen seafood business in the PRC following the PRC's accession to the World Trade Organisation, the PAH Board is of the view that the proposed Bonus Warrant Issue will provide a simple yet relatively inexpensive method of capital fund raising that is needed to gear PAH for the expected growth and expansion of its PRC business over the next few years. Upon the exercise of the Bonus Warrants (if any), PAH intends to use the proceeds from the subscription of the New PAH Shares of up to S$24,534,625 for general working capital and for the expansion of its frozen seafood business in the PRC.

3. **Rights of the New PAH Shares**
The New PAH Shares to be allotted and issued upon the exercise of the Bonus Warrants, will be credited as fully paid and will rank pari passu in all respects with the then existing PAH Shares for any dividends, allotments or other distributions, the record date of which falls on or after the exercise date of the Bonus Warrants.

4. **Eligibility of PAH Shareholders to Participate in the Bonus Warrant Issue**
In order to avoid any violation of the securities or equivalent legislation applicable in countries other than Singapore, the Bonus Warrants will not be issued to PAH Shareholders with registered addresses outside Singapore and who have not, prior to the Books Closure Date, provided to CDP or PAH, as the case may be, addresses in Singapore for the service of notices and documents. If practicable, PAH will arrange for such Bonus Warrants which would otherwise have been allotted to Foreign Shareholders to be sold on the Singapore Exchange.

The net proceeds from all such sales, after deduction of all expenses therefrom, will be pooled and thereafter *distributed among Foreign Shareholders in proportion to their respective shareholdings in PAH or, as the case may* be, the number of PAH Shares standing to the credit of their respective securities accounts as at the Books Closure Date and sent to them at their own risk by ordinary post. If the amount of net proceeds distributable to any single Foreign Shareholder is less than S$10.00, such net proceeds will be retained for the sole benefit of PAH and no Foreign Shareholder shall have any claim whatsoever against PAH or CDP in connection therewith.

Where the Bonus Warrants are sold on the Singapore Exchange, they will be sold at such price or prices as PAH may, in its absolute discretion, decide and no Foreign Shareholder shall have any claim whatsoever against PAH in respect of such sales.

5. **Approval**
The proposed Bonus Warrant Issue is subject to the approval of PAH Shareholders at the special general meeting to be convened.

At this preliminary stage, the Company is unable to state definitively whether it will or will not exercise its conversion rights under the Bonus Warrants that may be issued to it. However, the Directors intend to continuously monitor the market conditions and price performance of PAH's underlying shares during the warrant exercise period, and may from time to time consider exercising some or all of the Bonus Warrants if the Directors consider that it would be in the interests of the Company to do so.

VI. APPROVALS FOR INCREASE IN AUTHORISED SHARE CAPITAL, BONUS ISSUE AND BONUS WARRANT ISSUE
The proposed increase in authorised share capital of PAH, proposed Bonus Issue and the proposed Bonus Warrant Issue are conditional upon, inter alia, the approval of PAH Shareholders for the Re-denomination, Subdivision and Consolidation of the share capital of PAH at the special general meeting to be convened and the receipt of all necessary consents and approvals required under any and all applicable, whether local or foreign, regulatory, governmental and other authorities, including but not limited to the Bermuda Monetary Authority whose consent is required for the issue and transfer of securities in PAH.

The proposed Bonus Issue and the proposed Bonus Warrant Issue are subject to, inter alia, the in-principle approval of the Singapore Exchange for the listing and quotation on the Singapore Exchange of the Bonus Shares, the Bonus Warrants and the New PAH Shares.

Application will be made to the Singapore Exchange for the listing of, and permission to deal in, the Bonus Shares, the Bonus Warrants and the New PAH Shares. The terms and conditions of the Bonus Issue and the Bonus Warrant Issue are subject to such changes as the PAH Board may deem fit. A circular, containing details of the above proposals, and notice of the special general meeting will be despatched to PAH Shareholders in due course.

As at the date of this announcement, Clamford, a substantial shareholder, holds approximately 62.87% of the issued share capital of PAH. Accordingly, Clamford will be entitled to be issued 52,398,335 Bonus Shares and 154,112,750 Bonus Warrants pursuant to the proposed Bonus Issue and Bonus Warrant Issue respectively. As at the date of this Announcement, Messrs Frank Ng Joo Puay, Ng Joo Siang, Ng Joo Kwee, Cheng Nai Ming and Mdm Teh Hong Eng are also directors of PAIH. Messrs Frank Ng Joo Puay and Mdm Teh Hong Eng each hold approximately 12.5% of the issued share capital of N.S. Hong, being the ultimate holding company holding approximately 56.86% of PAIH. Mr Ng Joo Siang holds approximately 25%, through New Venture (BVI) Limited, of the issued share capital of N.S. Hong. Messrs Frank Ng Joo Puay and Ng Joo Siang and Mdm Teh Hong Eng are also directors of N.S. Hong. Mr Cheng Nai Ming holds shares amounting to approximately 0.2% of the issued share capital of PAIH. The independent directors of PAH, Dr Ong Chit Chung and Mr Bertie Cheung Shao Shiong each hold 400,000 share options to subscribe for shares in PAH at the exercise price of US$0.20 each per PAH(USD) Share. Save as disclosed above, none of the directors or substantial shareholders of PAH has any interest, direct or indirect, in the abovementioned transactions.

VII. GENERAL
A circular containing, among other things, further information concerning the Transaction and a letter from the independent committee of the board of directors of the Company and a letter from an independent financial adviser of the Transaction, will be despatched to the Shareholders as soon as practicable.

Terms used in this announcement
In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

"Bonus Issue"	the proposed bonus issue of new ordinary shares in the capital of PAH as described in the section headed "IV. Bonus Issue of Ordinary Shares in Pacific Andes (Holdings) Limited" of this announcement;
"Bonus Shares"	new ordinary shares of par value S$0.10 each in the capital of PAH to be issued pursuant to the Bonus Issue;
"Bonus Warrants"	the bonus warrants to be issued by PAH under the Bonus Warrant Issue;
"Bonus Warrant Issue"	bonus issue of warrants by PAH as described in the section headed "V. Bonus Warrant Issue" of this announcement;
"Books Closure Date"	the date and time to be determined by the PAH Board for the Re-denomination to take effect;
"CDP"	The Central Depository (Pte) Limited;
"Clamford"	Clamford Holding Limited (a wholly owned subsidiary of the Company);
"Company" or "PAIH"	Pacific Andes International Holdings Limited;
"Completion"	completion of the Sale and Purchase Agreement;
"Consolidation"	proposed consolidation of the share capital of PAH as described in the section headed "II. Change of Share Capital Structure of Pacific Andes (Holdings) Limited" of this announcement;
"Directors"	means directors of the Company;
"Disposal Agreement"	the agreement dated 11 December 2001 between HHL and Richtown relating to the sale and purchase of the entire issued share capital of each of the Sale Companies;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"Exchange Rate"	the exchange rate of US$1 to S$1.83, being the average of United States dollar and the *Singapore dollar bid and ask prices (rounded to two (2) decimal places) as published* in the Singapore Business Times on 4 December 2001;
"Exercise Period"	a period of three years from the date of listing and quotation of the Bonus Warrants on the Singapore Exchange;
"Exercise Price"	the initial exercise price for the subscription of one New PAH Share by holders of *Bonus Warrant, which is equivalent to the par value of the PAH Share, subject to* adjustment;
"Foreign Shareholders"	PAH Shareholders with registered addresses outside Singapore and who have not prior to the Books Closure Date, provided to CDP or PAH, as the case may be, addresses in Singapore for the service of notices and documents;
"Group"	the Company and its subsidiaries;
"HHL"	Heng Holdings (BVI) Limited, a wholly-owned subsidiary of Richtown;
"HHL Subsidiaries"	the remaining subsidiaries of HHL after completion of the Disposal Agreement, namely Glorious Ocean Limited, Pacific Andes Enterprises (Hong Kong) Limited, Chasterton Group Limited and Bonaire Developments Limited;
"Listing Rules"	the Rules *Governing the Listing of Securities on the Exchange;*
"New PAH Shares"	new PAH Shares to be issued by PAH upon execution of subscription right by holders of the Bonus Warrants to subscribe for PAH Shares at the Exercise Price;
"N.S. Hong"	N.S. Hong Investment (BVI) Limited;
"PAH"	Pacific Andes (Holdings) Limited, a 62.87% owned subsidiary of the Company;
"PAH Board"	the board of directors of PAH;
"PAH Group"	PAH and its subsidiaries;
"PAH Share"	the ordinary share of par value S$0.10 each in the capital of PAH resulting from the Re-denomination, Subdivision and Consolidation;
"PAH Shareholders"	the shareholders of PAH;
"PAH (USD) Share"	the ordinary share of par value US$0.20 each in the capital of PAH before the Re-denomination, Subdivision and Consolidation;
"PAIHBVI"	Pacific Andes International Holdings (BVI) Limited, a wholly owned subsidiary of the Company;
"PRC"	The People's Republic of China;
"Re-denomination"	the change in currency denomination of the share capital of PAH from United States dollars to Singapore dollars as described in the section headed "II. Change of Share Capital Structure of Pacific Andes (Holdings) Limited" of this announcement;
"Richtown"	Richtown Development Limited, a wholly-owned subsidiary of PAH;
"Sale and Purchase Agreement"	the agreement relating to the sale and purchase of the entire issued share capital of HHL dated 11 December 2001 between PAIHBVI and Richtown;
"Sale Companies"	Alliance Capital Limited, Concept China Limited, Conred Limited and Davis Limited, all of which are wholly-owned subsidiaries of HHL;
"Sale Share"	one issued and fully paid up ordinary share in the issued share capital of HHL of par value US$1.00;
"Shareholders"	the shareholders of the Company;
"Singapore Exchange"	the Singapore Exchange Securities Trading Limited;
"Subdivision"	proposed subdivision of the share capital of PAH as described in the section headed "II. Change of Share Capital Structure of Pacific Andes (Holdings) Limited" of this announcement;
"Transaction"	the conditional sale and purchase of the Sale Share pursuant to the Sale and Purchase Agreement;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"S$"	Singapore dollars, the lawful currency of Singapore;
"US$"	United States dollars, the lawful currency of the United States;

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 11 December 2001

A11 2001年12月12日 星期三 香港經濟日報

Post-it® Fax Note	7671	Date 20/12	# of pages ▶ 2
To Mr Simon Kok		From	
Co./Dept. Heller Ehrman		Co. Pacific Andes	
Phone #		Phone #	
Fax # 28106461		Fax #	

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

1. 涉及向RICHTOWN DEVELOPMENT LIMITED收購HENG HOLDINGS (BVI) LIMITED股份之關連交易

2. HENG HOLDINGS (BVI) LIMITED與RICHTOWN DEVELOPMENT LIMITED訂立之出售協議，以出售HENG HOLDINGS (BVI) LIMITED之若干附屬公司予RICHTOWN DEVELOPMENT LIMITED

3. 太平洋恩利（控股）有限公司之股本架構變動

4. 太平洋恩利（控股）有限公司發行紅利普通股及發行紅利認股權證

二零零一年十二月十一日，本公司之全資附屬公司PAIHBVI與Richtown訂立買賣協議，據此協議，Richtown同意以代價47,888,456.28港元出售HHL之全部已發行股本予PAIHBVI，待為釐定HHL及HHL附屬公司之經審核綜合資產淨值而將予進行之審核完成後，有關代價之最終款額可予調整。根據買賣協議作出調整後之最終代價將由PAIHBVI於協議完成時以現金方式付予Richtown。

HHL乃Richtown之全資附屬公司，而Richtown則為恩利控股之全資附屬公司，而恩利控股則為本公司之附屬公司，其股份乃於新加坡證券交易所上巿。於本公佈刊發日期，本公司透過其全資附屬公司Clamford Holding Limited持有恩利控股之已發行股本約62.87%。

買賣協議須待下文所載述之若干條件達成後，方被視為協議完成。故此，買賣協議是否可予履行尚屬未知之數。其中一項條件為交易可按出售協議之預計下完成。根據出售協議，HHL有條件同意將每家銷售公司之全部已發行股本出售予Richtown。

董事相信，收購HHL有助恩利控股出售HHL附屬公司現時在香港持有之非核心物業資產，使恩利控股集團得以集中資源在中國發展冷凍海產業務。此外，是項交易亦符合本集團之整體目標，有助精簡本公司之固定資產分配情況。

按照上市規則第14章，恩利控股被視作本公司之「關連人士」，故是項交易根據上市規則第14.26條構成一項關連交易，須於本公司股東特別大會上獲得股東批准，方可作實。如果本公司就此獲聯交所授予豁免權，則作別論。

本公司已向聯交所申請豁免權，豁免本公司遵守召開股東特別大會以批准是項交易之規定，惟須受下列規限：(a)本公司之控股股東N.S. Hong（於本公佈刊發日期持有本公司約56.86%之已發行股本）批准是項交易；(b)本公司遵守關連交易之正常披露規定，包括向股東發出通函，載附獨立財務顧問就是項交易而發出之函件；及(c)是項交易詳情將於本公司下一次刊發之年報內披露。

本公司將向各股東發出通函，載列（其中包括）是項交易之詳情，並附上獨立財務顧問就是項交易而發出之函件。

本公司亦在本公佈載入若干有關恩利控股變更改股本架構、紅利發行及發行紅利認股權證之資料，作為一般資料以供股東參考。

I. 買賣協議

1. 日期

二零零一年十二月十一日

2. 有關各方

賣方： Richtown（恩利控股之全資附屬公司），擁有HHL全部已發行股本

買方： PAIHBVI（本公司之全資附屬公司）

3. 銷售股份及有關HHL之資料

銷售股份為HHL之全部已發行及繳足股本。

於協議完成時，HHL仍繼續為HHL附屬公司之控股公司。HHL附屬公司均為房地產控股公司，於香港擁有多個公寓單位作為物業資產，用作員工宿舍及投資用途。

HHL附屬公司持有之所有物業載列如下：

1. 香港灣仔杜道7號碧瑤灣1樓D室及13號車位；
2. 香港淺水灣道48號文德苑34座；
3. 香港淺水灣道48號文德苑36座；
4. 香港淺水灣道5號詩禮花園8樓B室及地下停車場L39號車位；
5. 香港德輔道西363號嘉豐閣9樓B室；
6. 香港德輔道西363號嘉豐閣14樓D室；
7. 香港德輔道西363號嘉豐閣28樓C室；
8. 香港太古城太古灣道1號翠湖台北湖閣12樓B室。

於二零零一年三月三十一日，HHL及HHL附屬公司之經審核綜合資產淨值為55,869,000港元。截至二零零零年三月三十一日止年度，HHL及HHL附屬公司之除稅及非經常項目前經審核綜合溢利為1,874,000港元。截至二零零一年三月三十一日止年度，HHL及HHL附屬公司之除稅及非經常項目前經審核綜合虧損淨額為2,507,000港元。截至二零零零年三月三十一日止年度，HHL及HHL附屬公司之除稅及非經常項目後經審核綜合溢利為664,000港元。截至二零零一年三月三十一日止年度，HHL及HHL附屬公司之除稅及非經常項目後經審核綜合虧損則為3,464,000港元。

4. 代價及釐定代價之基準

於協議完成時，PAIHBVI須向Richtown以現金支付47,888,456.28港元，作為銷售股份之初步代價。上述有關銷售股份之代價將由本公司以其內部財務資源支付。

上述代價乃根據HHL及HHL附屬公司於二零零一年九月三十日之未經審核管理賬目（即47,888,456.28港元），並參照HHL及HHL附屬公司之未經審核綜合資產淨值而釐定。待為釐定HHL及HHL附屬公司之經審核綜合資產淨值而於二零零一年十二月十一日進行之綜合財務報表審核完成後及該財務報表獲HHL董事批准後，Richtown須在協議完成前七天將該份報表呈送PAIHBVI，以便對該筆款額作出相應調整。根據協議所有資產價值將以不早於是項交易完成前三個月日期之市價列值。

買賣協議乃由Richtown及PAIHBVI經過一段時間磋商後訂立。董事（包括本公司獨立非執行董事）認為，是項交易對股東而言屬公平合理。

倘紅利認股權證按行使價全面行使，則須予發行之新恩利控股股份數目為245,146,250股，佔恩利控股之經擴大已發行股本約20%，倘全面行使紅利認股權證所產生之收益總額為24,514,625坡元。

紅利認股權證將以記名方式發行，並且以平邊契據方式編製文據，載列紅利認股權證之條款及條件。

於行使期限屆滿後仍未行使之紅利認股權證將告失效，且於各方面不再有效。

恩利控股（美元）股份、恩利控股股份、紅股及紅利認股權證之實際發行比率為1,000比3,660比340比1,000。

2. 理由

恩利控股董事會相信，發行紅利認股權證之建議可為恩利控股股東締造機會，進一步分享恩利控股之股權，且行使紅利認股權證所得收益亦有助積極擴大恩利控股之股本基礎。隨著中國加入世界貿易組織，預期國內冷凍海產業務將有所增加，有鑑於此，恩利控股董事會認為，發行紅利認股權證之建議能夠提供一個既簡便又相宜之集資方法，推動恩利控股之國內業務在未來數年取得預期增長及擴展。於紅利認股權證獲行使（如有）時，恩利控股擬將認購新恩利控股股份所得之收益最多24,514,625坡元撥作一般營運資金，以及用作擴展在中國之冷凍海產業務。

3. 新恩利控股股份之權利

因行使紅利認股權證而須予配發及發行之新恩利控股股份，將以繳足股款方式入賬，於各方面均與在行使時之已發行恩利控股股份享有同等權益，有權享有記錄日期為紅利認股權證行使日期當日或之後之任何股息、配發或其他分派。

4. 恩利控股股東參與發行紅利認股權證之資格

為避免觸犯新加坡以外國家所適用之證券法或同等法例，但凡登記地址為新加坡以外地區，且於截止過戶日期前並無向CDP或恩利控股（視屬何情況而定）提供接收傳票及文件之新加坡地址之恩利控股股東，一概不會獲發紅利認股權證。倘實際情況容許，恩利控股將安排在新加坡證券交易所出售原應配發予海外股東之紅利認股權證。

售出紅利認股權證所得之收益淨額（經扣除一切有關開支）將予綜合，並按照海外股東各自於恩利控股之持股量或（視屬何情況而定）於截止過戶日期彼等各自之證券賬戶內之恩利控股股份數目之比例分派予海外股東，有關款項將以平郵方式寄發，郵誤風險概由彼等自行承擔。倘任何一位海外股東應獲之收益淨額不足10.00坡元，有關款項將撥歸恩利控股所有，任何海外股東均不得就此向恩利控股或CDP提出任何索償。

就於新加坡證券交易所售出紅利認股權證，出售紅利認股權證之價格將由恩利控股全權酌情釐定，任何海外股東不得就此等事宜向恩利控股提出任何索償。

5. 批准

紅利認股權證之建議須待恩利控股股東於將召開之股東特別大會上批准，方可作實。

在此初步階段，本公司未能明確指出會否根據該等可能獲發行之紅利認股權證行使換股權，然而，董事擬繼續監察市場狀況及於認股權證行使期內恩利控股相關股份之股價表現，並會於董事認為合乎本公司利益時不時考慮行使部分或全部紅利認股權證。

VI. 批准增加法定股本、紅利發行及發行紅利認股權證

增加恩利控股法定股本之建議、紅利發行建議及發行紅利認股權證建議均須待（其中包括）恩利控股股東於將召開之股東特別大會上批准恩利控股進行股本重訂貨幣單位、股份拆細及股份合併，以及取得本地或海外監管機構、政府及其他機關所規定之一切必須之同意書及批准，包括但不限於百慕達金融管理局就發行及轉讓恩利控股證券所給予之同意。

紅利發行建議及發行紅利認股權證建議均須待（其中包括）新加坡證券交易所原則上批准紅股、紅利認股權證及新恩利控股股份於新加坡證券交易所上市及報價。

5. 買賣協議之條件

買賣協議須待（其中包括）下列條件達成後，方視為協議完成：

(a) 根據上市規則之規定，於股東大會上獲得股東批准買賣協議或就此獲聯交所授予豁免權；

(b) 根據新加坡證券交易所上市手冊第9A及10章之規定，於股東大會上獲得恩利控股股東批准買賣協議；

(c) 在出售協議規定下所進行之一切交易已告完成；

(d) 於協議完成時，Richtown給予PAIHBVI之保證在各方面仍屬真實準確，且並無誤導成份；

(e) 於協議完成當日或之前，取得對買賣協議具有司法管轄權之適用法規或買賣協議所規定對交易生效所需之一切其他同意書及批准（如有），且有關同意書及批文並無遭到撤回、撤銷或修訂；及

(f) 協議各方並無接獲限制完成買賣協議之任何禁制令或其他頒令、指令或告示，亦無任何人士提出訴訟制止或禁止完成買賣協議，或就買賣協議索取賠償，且無尚未了結或正面臨任何上述禁制令、其他頒令或訴訟。

根據HHL與Richtown於二零零一年十二月十一日訂立之出售協議之條款，HHL同意出售且Richtown亦同意購買各銷售公司之全部已發行股本，總代價為20,098,092.88港元。出售協議須待（其中包括）取得Richtown、HHL及恩利控股之股東批准及於恩利控股即將召開之股東特別大會上取得恩利控股股東批准是項交易。銷售公司乃房地產控股公司，於上海及北京擁有多間用作投資物業之寫字樓及公寓。根據出售協議，HHL（作為投資控股公司）將向Richtown出售銷售公司。出售協議之目的在於，使恩利控股及其附屬公司能於協議完成後將銷售公司（以及其等於中國大陸所持有之房地產）保留在其集團內。

6. 進行是項交易之原因

是項交易有助本公司之非全資附屬公司恩利控股出售HHL附屬公司現時在香港持有之非核心物業資產，使恩利控股集團得以集中資源在中國發展冷凍海產業務。恩利控股集團主要從事全球採購、運輸及供應冷凍海產予國際市場業務。PAIHBVI乃一家投資控股公司。此外，是項交易亦符合本集團之整體目標，有助精簡本公司之固定資產分配情況。

7. 對本公司每股資產淨值之財務影響

預期進行是項交易不會對本公司之每股綜合資產淨值造成重大影響。

8. 有關各方之關連

恩利控股乃本公司擁有62.87%權益之附屬公司，故就上市規則第14.26條而言，屬本公司之「關連人士」。於本公佈發表日期，恩利控股之董事會由五位執行董事及兩位非執行董事組成，其中黃裕培先生、黃裕翔先生、黃裕佳先生、鄭乃銘先生及鄭鳳英女士亦為PAIH及恩利控股董事。因此，是項交易構成上市規則第14章所界定之關連交易，須於股東大會上獲得本公司獨立股東批准，方可作實，如果本公司就此獲聯交所授予豁免權，則作別論。

儘管是項交易乃上市規則第14章所界定之關連交易，但本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人士（定義見上市規則）概無在恩利控股擁有任何權益（透過本公司間接擁有之權益除外）。

本公司控股股東N.S. Hong（於本公佈刊發日期持有本公司約56.86%之已發行股本）有權就任何旨在批准是項交易之股東決議案投票，並已確認其批准是項交易。在此基礎上，本公司已向聯交所申請授予本公司豁免權，豁免本公司遵守於股東特別大會上取得股東批准之規定，惟須受下列條件之規限：(a) N.S. Hong須提供批准是項交易之書面證明；(b)遵守關連交易之正常披露規定，包括向股東寄出通函，載列（其中包括）獨立財務顧問就是項交易而提供之意見；及(c)將於本公司下一次刊發之年報內披露之是項交易詳情。

9. 本集團之業務

本集團主要從事冷凍海產之全球採購、岸上加工及國際分銷業務，並提供船運、代理服務及貿易相關融資服務。

本公佈下文第II節至第IV節提供資料之目的，乃是向香港公眾人士提供有關恩利控股集團之資料。恩利控股已於新加坡發表同類公佈。

II. 太平洋恩利（控股）有限公司之股本架構變動

1. 重訂貨幣單位

恩利控股董事會擬將恩利控股股本之貨幣單位從法律上由美元更改為坡元。現時，恩利控股之股本包括每股面值0.20美元之普通股。重訂貨幣單位之生效日期及時間將由恩利控股董事會釐定。

重訂貨幣單位後，本公司之全部法定及已發行股本之面值將由現時0.20美元重訂為同等價值之坡元，所按匯率為按照匯率計算得出普通股之面值，並依照恩利控股董事會所釐訂之小數位化為整數。

2. 股份拆細及股份合併

緊隨重訂貨幣單位後，恩利控股之已發行及尚未發行股本將予拆細及合併，致使恩利控股股本中每股普通股之面值為0.10坡元。恩利控股股東各自可獲之恩利控股股份數額，將按照彼等於截止過戶日期所持有之現有恩利控股（美元）股份之數目計算。因重訂貨幣單位、股份拆細及股份合併所產生之恩利控股零碎股份，將會按照恩利控股董事會根據恩利控股之公司細則所釐定之方式處理。

恩利控股（美元）股份與恩利控股股份之換股比率為1,000比3,660。

3. 理由

目前，恩利控股之股本乃以美元為貨幣單位，而恩利控股（美元）股份則以坡元為買賣之貨幣單位。重訂貨幣單位、股份拆細及股份合併之目的，乃使恩利控股股份之面值與買賣恩利控股股份之貨幣單位一致。

4. 財務影響

根據恩利控股截至二零零一年三月三十一日止財政年度之經審核綜合財務報表，重訂貨幣單位、股份拆細及股份合併後，預期恩利控股之每股有形資產淨值將由2.44港元下降至0.61港元，而恩利控股之每股盈利則將由19.24港仙下降至4.81港仙。

5 批准

重訂貨幣單位、股份拆細及股份合併建議須待恩利控股股東於將召開之恩利控股股東特別大會上批准，方可作實。

III. 增加法定股本

恩利控股董事會擬於重訂貨幣單位、股份拆細及股份合併後，藉增設536,000,000股新恩利控股股份，將恩利控股之法定股本由146,400,000坡元（包括1,464,000,000股恩利控股股份）增加至200,000,000坡元（包括2,000,000,000股恩利控股股份）。

批准

增加法定股本建議須待恩利控股股東於將召開之恩利控股股東特別大會上批准，方可作實。

IV. 太平洋恩利（控股）有限公司發行紅利普通股

1. 紅利發行之基準

紅利發行建議之基準為於截止過戶日期每持有50股恩利控股（美元）股份可獲發17股恩利控股股份，惟紅股之零碎配額則不計算在內。本公司會將恩利控股之股份溢價賬及保留溢利約35,526,114港元撥充資本，藉以進行紅利發行一事。

按照恩利控股於二零零一年十二月十一日之已發行及繳足股本245,146,250股恩利控股（美元）股份計算，恩利控股董事會預期，於重訂貨幣單位、股份拆細及股份合併後，股東將獲發行83,349,725股紅股。

恩利控股（美元）股份、恩利控股股份及紅股之實際發行比率為1,000比3,660比340。

2. 理由

進行紅利發行之目的，在於將重訂貨幣單位、股份拆細及股份合併時所產生之恩利控股股份零碎部分整合至最接近之買賣單位數額，以於實際可行情況下盡量提高恩利控股股東買賣恩利控股股份之能力，從而增加可供恩利控股股東買賣之恩利控股股份數額。

3. 紅股之權利

紅股發行後，在各方面將與恩利控股股份享有同等權益，有權享有記錄日期為發行紅股當日或之後之任何股息、配發或其他分派。

4. 批准

紅利發行須待恩利控股（包括PAIH）股東於將召開之恩利控股股東特別大會上批准，方可作實。

V. 發行紅利認股權證

1. 發行紅利認股權證之基準及行使期限

建議之紅利認股權證發行與紅股發行同時進行，於截止過戶日期每持有一股恩利控股（美元）股份可免費獲發一份紅利認股權證。紅利認股權證之零碎配額則不計算在內。紅利認股權證持有人將於紅利認股權證在新加坡證券交易所上市及報價日期起計三年內行使其所持每一份紅利認股權證，以有權以等同恩利控股股份面值（可予調整）之初步行使價認購一股新恩利控股股份。

本公司將會向新加坡證券交易所申請批准紅股、紅利認股權證及新恩利控股股份上市及買賣。紅利發行及發行紅利認股權證之條款及條件可作出恩利控股董事會認為合適之修訂。本公司將於適當時候向恩利控股股東寄發一份通函，當中載有上述各項建議之詳情，以及召開股東特別大會之通告。

於本公佈刊發日期，主要股東Clamford持有恩利控股之已發行股本約62.87%。因此，根據紅利發行建議及發行紅利認股權證建議，Clamford分別有權獲發行52,398,335股紅股及154,112,750份紅利認股權證。於本公佈刊發日期，黃裕培先生、黃裕翔先生、黃裕佳先生、鄭乃銘先生及鄭鳳英女士亦為PAIH之董事。黃裕培先生及鄭鳳英女士各持有N.S. Hong（持有PAIH約56.86%權益之最終控股公司）之已發行股本約12.5%。黃裕翔先生透過New Venture (BVI) Limited持有N.S. Hong之已發行股本約25%。黃裕培先生、黃裕翔先生及鄭鳳英女士亦為N.S. Hong之董事。鄭乃銘先生所持之股份約佔PAIH之已發行股本0.2%。恩利控股之獨立董事杨執中博士及鄭紹雄先生各持有400,000份購股權，可按每股恩利控股（美元）股份0.20美元之行使價認購恩利控股股份。除上文所披露者外，恩利控股各董事及主要股東均無於上述各項交易中直接或間接擁有任何權益。

VII. 一般資料

本公司將於實際可行情況下盡快向股東寄發一份通函，當中載有（其中包括）有關交易之其他資料，以及是項交易之本公司獨立董事委員會函件及獨立財務顧問之函件。

本公佈所用詞彙

除文義另有所指外，下列詞彙於本公佈內具有以下涵義：

「紅利發行」	指	建議發行恩利控股股本中新普通股之紅利發行，詳情載於本公佈「IV. 太平洋恩利（控股）有限公司發行紅利普通股」一節；
「紅股」	指	根據紅利發行將予發行之恩利控股股本中每股面值0.10坡元之新普通股；
「紅利認股權證」	指	恩利控股根據發行紅利認股權證將予發行之紅利認股權證；
「發行紅利認股權證」	指	本公佈「V. 發行紅利認股權證」一節所述由恩利控股發行之紅利認股權證；
「截止過戶日期」	指	恩利控股董事會所釐訂之重訂貨幣單位生效日期及時間；
「CDP」	指	The Central Depository (Pte) Limited；
「Clamford」	指	Clamford Holding Limited（本公司之全資附屬公司）；
「本公司」或「PAIH」	指	太平洋恩利國際控股有限公司；
「協議完成」	指	完成買賣協議；
「股份合併」	指	合併恩利控股股本之建議，詳情載於本公佈「II. 太平洋恩利（控股）有限公司之股本架構變動」一節；
「董事」	指	本公司董事；
「出售協議」	指	HHL與Richtown就買賣各銷售公司之全部已發行股本而於二零零一年十二月十一日訂立之協議；
「聯交所」	指	香港聯合交易所有限公司；
「匯率」	指	1美元兑1.83坡元之匯率，即二零零一年十二月四日Singapore Business Times所發佈之美元與坡元平均買賣價（整合至小數後兩個位）；
「行使期限」	指	紅利認股權證於新加坡證券交易所上市及報價日期起計三年期間；
「行使價」	指	紅利認股權證持有人認購一股新恩利控股股份之初步行使價，相當於恩利控股股份之面值（可予調整）；
「海外股東」	指	登記地址為新加坡以外地區，且於截止過戶日期前並無向CDP或恩利控股（視屬何情況而定）提供作為接收傳票及文件之新加坡地址之恩利控股股東；
「本集團」	指	本公司及其附屬公司；
「HHL」	指	Heng Holdings (BVI) Limited，Richtown之全資附屬公司；
「HHL附屬公司」	指	於出售協議完成後，HHL之剩餘附屬公司，即榮菁有限公司、太平洋恩利企業（香港）有限公司、Chasterton Group Limited及Bonaire Developments Limited；
「上市規則」	指	聯交所證券上市規則；
「新恩利控股股份」	指	紅利認股權證持有人行使認購權以行使價認購恩利控股股份時，恩利控股須予發行之新恩利控股股份；
「N.S. Hong」	指	N.S. Hong Investment (BVI) Limited；
「恩利控股」	指	太平洋恩利（控股）有限公司，本公司擁有62.87%之附屬公司；
「恩利控股董事會」	指	恩利控股之董事會；
「恩利控股集團」	指	恩利控股及其附屬公司；
「恩利控股股份」	指	因重訂貨幣單位、股份拆細及股份合併所產生之恩利控股股本中每股面值0.10坡元之普通股；
「恩利控股股東」	指	恩利控股股東；
「恩利控股（美元）股份」	指	在重訂貨幣單位、股份拆細及股份合併前之恩利控股股本中每股面值0.20美元之普通股；
「PAIHBVI」	指	Pacific Andes International Holdings (BVI) Limited，本公司之全資附屬公司；
「中國」或「國內」	指	中華人民共和國；
「重訂貨幣單位」	指	恩利控股將股本之貨幣單位由美元更改為坡元，詳情載於本公佈「II. 太平洋恩利（控股）有限公司之股本架構變動」一節；
「Richtown」	指	Richtown Development Limited，恩利控股之全資附屬公司；
「買賣協議」	指	PAIHBVI與Richtown就買賣HHL之全部已發行股本而於二零零一年十二月十一日訂立之協議；
「銷售公司」	指	隆嘉企業有限公司、恩華投資有限公司、廣能有限公司及大岡有限公司，以上公司皆為HHL之全資附屬公司；
「銷售股份」	指	HHL已發行股本中一股每股面值1.00美元之已發行普通股；
「股東」	指	本公司股東；
「新加坡證券交易所」	指	新加坡證券交易所有限公司；
「股份拆細」	指	恩利控股分拆股本之建議，詳情載於本公佈「II. 太平洋恩利（控股）有限公司之股本架構變動」一節；
「交易」	指	根據買賣協議有條件購買及出售銷售股份；
「港元」	指	港元，香港法定貨幣；
「坡元」	指	坡元，新加坡法定貨幣；
「美元」	指	美元，美國法定貨幣；

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零一年十二月十一日

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

INTERIM REPORT

For the six months ended 30 September 2001

UNAUDITED INTERIM RESULTS

The directors of Pacific Andes International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2001 together with the unaudited comparative figures for the corresponding six months ended 30 September 2000 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	
	Notes	**30.9.2001 HK$'000 (unaudited)**	30.9.2000 HK$'000 (unaudited)
Turnover	*3*	**1,434,638**	1,107,104
Cost of Sales		**(1,265,069)**	(965,808)
Gross profit		**169,569**	141,296
Other revenue		**4,969**	4,329
Selling and distribution expenses		**(27,843)**	(22,932)
Administrative expenses		**(50,778)**	(43,251)
Profit from operations	*4*	**95,917**	79,442
Interest expense		**(44,875)**	(38,210)
		51,042	41,232
Share of results of associates		**254**	326
Profit before taxation		**51,296**	41,558
Taxation	*5*	**(2,750)**	(1,424)
Profit before minority interests		**48,546**	40,134
Minority interests		**(11,389)**	(9,896)
Net profit for the period		**37,157**	30,238
Dividend	*6*	**19,697**	–
Earnings per share (cents) (basic)	*7*	**5.7**	4.6

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**30.9.2001 HK$'000 (Unaudited)**	31.3.2001 HK$'000 (Restated)
Non-current assets			
Property, plant and equipment		**358,909**	372,262
Investment properties		**63,400**	63,400
Negative goodwill		**(1,358)**	–
Interests in associates		**314**	60
Investments in securities		**23,944**	14,104
Non-current receivable		**9,382**	12,163
		454,591	461,989
Current assets			
Inventories		**570,247**	385,458
Trade and other receivables	*8*	**626,823**	612,181
Trade receivables with insurance coverage	*9*	**134,462**	142,612
Advances to suppliers		**46,590**	4,160
Trade receivables from associates		**117,900**	158,138
Tax recoverable		**523**	399
Pledged deposits		**1,943**	636
Bank balances and cash		**32,686**	57,645
		1,531,174	1,361,229
Current liabilities			
Trade and other payables	*10*	**180,756**	228,599
Taxation		**5,596**	2,722
Discounting advances drawn on trade receivables with insurance coverage		**136,405**	143,248
Bank borrowings – due within one year	*11*	**675,534**	474,582
Other borrowing		**63,278**	–
		1,061,569	849,151
Net current assets		**469,605**	512,078
Total assets less current liabilities		**924,196**	974,067
Non-current liabilities			
Bank borrowings – due after one year	*11*	**29,552**	36,680
Other borrowing		**–**	63,278
		29,552	99,958
Minority interest		**240,395**	237,274
Deferred taxation		**2,995**	2,995
Net assets		**651,254**	633,840
Capital and reserves			
Share capital	*12*	**65,657**	65,677
Share premium and reserves	*13*	**585,597**	568,163
		651,254	633,840

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

	Six months ended	
	30.9.2001	30.9.2000
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Revaluation decrease on investments in securities not recognised in the income statement	**–**	(2,866)
Net profit for the period	**37,157**	30,238
Total recognised gains and losses	**37,157**	27,372

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended	
	30.9.2001	30.9.2000
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Net cash outflow from operating activities	**(135,703)**	(133,063)
Net cash outflow from returns on investment and servicing of finance	**(70,520)**	(37,717)
Taxation paid	**–**	(580)
Net cash (outflow) inflow from investing activities	**(12,514)**	512
Net cash outflow before financing	**(218,737)**	(170,848)
Net cash inflow (outflow) from financing	**63,818**	(77,155)
Decrease in cash and cash equivalents	**(154,919)**	(248,003)
Cash and cash equivalents at beginning of the period	**(142,978)**	(319,384)
Cash and cash equivalents at the end of the period	**(297,897)**	(567,387)
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**32,686**	37,163
Bank borrowings	**(330,583)**	(604,550)
	(297,897)	(567,387)

NOTES:

1. Basis of Preparation

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants, and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Principal Accounting Policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and certain investment in securities.

The accounting policies adopted for the preparation of the interim financial report are consistent with those adopted by the Group in the audited financial statements for the year ended 31 March 2001 except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new/revised accounting policies.

Segment reporting

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the six months ended 30 September 2000 have been amended so that they are presented on a consistent basis.

Dividend proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity on the face of the balance sheet. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment.

Goodwill

In the current period, the Group has adopted SSAP 30 "Business combinations" and has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, goodwill arising on acquisitions prior to 1 April 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1 April 2001 will be credited to income at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisitions after 1 April 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions after 1 April 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3. **Turnover and segment information**

	Turnover		**Profit (Loss) from operations**	
	Six months ended		**Six months ended**	
	30.9.2001	30.9.2000	**30.9.2001**	30.9.2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
BY PRINCIPAL ACTIVITIES				
Frozen fish	**768,105**	625,958	**53,231**	34,729
Fillets and portions	**647,759**	459,207	**41,992**	44,043
Vegetables	**10,239**	103	**388**	(1,090)
Shipping services	**7,365**	11,494	**260**	1,287
Others	**1,170**	10,342	**46**	473
	1,434,638	1,107,104	**95,917**	79,442
BY GEOGRAPHICAL MARKET				
The People's Republic of China ("PRC")	**701,509**	478,634	**51,524**	38,331
North America	**216,974**	251,106	**9,886**	16,062
Western Europe	**419,230**	221,490	**28,947**	16,941
Japan	**66,092**	139,583	**2,735**	7,214
Others	**30,833**	16,291	**2,825**	894
	1,434,638	1,107,104	**95,917**	79,442

4. **Profit from operations**

Profit from operations has been arrived at after charging:

	Six months ended	
	30.9.2001	30.9.2000
	HK$000	HK$000
Depreciation	**14,005**	15,558

5. **Taxation**

The charge represented Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the period.

A substantial portion of the Group's profit is neither arose in, nor is derived from Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

6. **Dividend**

On 28 September 2001, a dividend of HK 3 cents per share (2000: nil) on 656,565,266 shares in issue was paid to shareholders as the final dividend for the year ended 31 March 2001.

The Directors do not declare any interim dividend for the six months ended 30 September 2001 (2000: nil).

7. **Earnings per share**

The calculation of basic earnings per share is based on the unaudited net profit for the period of HK$37,157,000 (2000: HK$30,238,000) and on the weighted average number of 656,585,000 (2000: 657,577,000) shares outstanding during the period.

Diluted earnings per share has not been presented as the exercise prices of the Company's outstanding share options are higher than the average market price per share for both periods presented.

8. Trade and other receivables

Included in trade and other receivables are trade receivables of HK$463,216,000 (31.3.2001: HK$574,468,000). The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30 days to 120 days to its trade customers. The aged analysis of trade receivables at the balance sheet date is as follows:

	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Less than 30 days	**162,097**	416,548
31 – 60 days	**154,797**	80,779
61 – 90 days	**111,827**	76,159
Over 90 days	**34,495**	982
	463,216	574,468

9. Trade receivables with insurance coverage

Trade receivables with credit insurance coverage have been pledged to certain banks under the receivable discounting facilities. The aged analysis at the balance sheet date is as follows:

	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Less than 30 days	**36,922**	80,711
31 – 60 days	**60,088**	28,892
61 – 90 days	**14,024**	32,471
Over 90 days	**23,428**	538
	134,462	142,612

10. Trade and other payables

Included in trade and other payables are trade payables of HK$104,970,000 (31.3.2001: HK$185,660,000). The aged analysis of trade payables at the balance sheet is as follows:

	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Less than 30 days	**59,598**	124,336
31 – 60 days	**31,451**	21,453
61 – 90 days	**13,921**	20,456
Over 90 days	**–**	19,415
	104,970	185,660

11. **Bank borrowings**

During the period, the Group obtained new banking facilities of HK$264,000,000. The loans bear interest at market rates and are repayable on demand. The banking facilities were obtained to finance the working capital of the Group.

12. **Share capital**

During the period, 200,000 ordinary shares of HK$0.10 each in the Company were repurchased and cancelled.

The directors considered that, as the Company's share were trading at a discount to the net asset value per share, the repurchases would increase the net asset value per share of the Company.

13. **Share premium and reserves**

	Investment revaluation reserve HK$'000	Assets revaluation reserve HK$'000	Share premium HK$'000	Goodwill reserve HK$'000	Special reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2001	(9,934)	33,844	281,444	(133,803)	9,800	307,704	489,055
Revaluation (decrease) increase arising on revaluation, net	(2,668)	986	–	–	–	–	(1,682)
Share repurchased and cancelled	–	–	(105)	–	–	–	(105)
Negative goodwill arising on group reconstruction	–	–	–	24,192	–	–	24,192
Net profit for the year	–	–	–	–	–	56,703	56,703
Dividend	–	–	–	–	–	(19,703)	(19,703)
At 1 April 2001 as original stated	(12,602)	34,830	281,339	(109,611)	9,800	344,704	548,460
Effect of adopting SSAP9 (Revised)	–	–	–	–	–	19,703	19,703
At 1 April 2001 as restated	(12,602)	34,830	281,339	(109,611)	9,800	364,407	568,163
Share repurchased and cancelled	–	–	(26)	–	–	–	(26)
Net profit for the period	–	–	–	–	–	37,157	37,157
2001 final dividend paid	–	–	–	–	–	(19,697)	(19,697)
At 30 September 2001	(12,602)	34,830	281,313	(109,611)	9,800	381,867	585,597

14. Contingent liabilities

At 30 September 2001, the Group had contingent liabilities in respect of bills discounted with recourse of approximately HK$78,186,000 (31.3.2001: HK$256,485,000).

15. Pledge of assets

At 30 September 2001, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$177 million (31.3.2001: HK$178 million) and HK$26 million (31.3.2001: HK$26 million) respectively, as collateral for mortgage loans granted to the Group by certain banks.

16. Related party transactions

During the period, the Group entered into following significant transactions with an associate of the Group.

	30.9.2001	30.9.2000
	HK$'000	HK$'000
Sales of frozen seafood *(note)*	**277,397**	281,033

The associate also provides inventories and trade receivables as part of the security to a bank to secure the banking facilities of HK$140,400,000 (31.3.2001: HK$140,400,000) granted to the Group. At 30 September 2001, facilities amounting to HK$80,095,000 (31.3.2001: HK$76,381,000) were utilised by the Group.

Note:

Sales and purchase of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up.

DIVIDEND

Starting from fiscal year 2001, the directors adopt a dividend pay-out policy of one third of its net profits once every year as final dividend. Accordingly, the directors do not declare any interim dividend for the six months ended 30 September 2001.

BUSINESS REVIEW

The global business environment in the first six months ended 30 September 2001 was both challenging and rewarding. In spite of the challenges the Group enjoyed a 29.6% increase in turnover to HK$1,435 million. Profit attributable to shareholders was HK$37 million, an increase of 22.9% compared to corresponding period in 2000.

Despite the weakening Japanese, US and EU economies, the Group has benefited from the steady economic growth in the PRC that resulted in increased demand for frozen seafood products, especially the higher value seafood variety. Overall, the Group has faired well and the interim results are encouraging.

During the period under review the Group focused on the distribution and sale of the frozen seafood products in which it has comparative advantages in procurement, transportation, processing efficiencies and logistic services. There was a focus on higher return markets, such as the PRC, paralleled with a reduction in exposure to markets with weakening economies. Vegetable products that require labour intensive farming and labour intensive processing was also a key focus with production increasing through sub-contracted farming and processing.

Sales by Product Category

Sales for frozen fish remained the largest portion of the Group's sales mix. For the period under review it achieved a 35% increase in sales to HK$847 million, representing 59% of the Group's total turnover. Processed fish fillets and portions, showed over a 23% increase totaling HK$563 million and represents 39% of the Group's total turnover. Vegetable products made a significant growth in this period compared to the same period last year though this category still remains a very small percentage of the Group's total turnover.

Sales by Geographical Market

Geographically the PRC remains the dominant market and during the period under review sales increased a significant 47% to HK$705 million. Sales to the PRC now totals 49% of the Group's turnover. This period's increase is attributed to the increase in demand for higher value frozen seafood products.

Sales to Western Europe continued to increase by 89% compared to the same period last year. Sales now total HK$419 million, representing 29% of turnover, and making Western Europe the second largest market for the Group. Increase in sales in this market is attributed to the successful introduction of new fish species and new varieties of fish fillets and portions and the provision of better logistics services to its customers under the various distribution arrangements, including the "Just-In-Time" programme. Owing to the economic downturn, sales to North America and Japan fared worse with a reduction of 15% and 53% in sales revenue respectively compared to the same period last year.

Notables

Taking advantage of the Group's financial strength and lower interest costs, the Group, during the period, strategically increased its inventory holding and short-term bank loan for the following reasons:

- continuous increase in the PRC's demand for higher value frozen seafood products
- the Group's successful introduction of new fish species and new varieties of fish fillets and portions
- provision of better logistic services to its customers under the various distribution arrangements
- built-up of larger raw material inventory to ensure uninterrupted processing of fish fillets and portions due to the possible late start of Alaskan pollock fishing season by one month to February 2002

Recent Development

The Company has entered in to a conditional contract with its subsidiary Pacific Andes (Holdings) Limited ("PAH") to acquire certain residential properties occupied by the PAH as staff quarters and investment properties at a total consideration of HK$47.89 million based on the current market valuation. The purpose of the acquisition is to provide more equity funding for PAH to further expand its trade with the PRC following the PRC's accession to WTO. The Company owns 62.87% issued share capital of PAH, a company which is listed on the main board of the Singapore Exchange Securities Trading Ltd.

Looking Ahead

There will be some beneficial changes in conducting business with China following its accession to the WTO. Firstly, China has said it will reduce its tariffs on the import of fish from a current average of 25.3% to an aimed for average of 10.6% by 1 January 2005. At the same time, China has agreed to apply all taxes and tariffs uniformly to both domestic and foreign business.

Furthermore, China, which generally restricts foreign companies from distributing imported products, will loosen its restrictions thereby allowing a greater free-flow of goods and services. These changes will be phased in over a three-year period for almost all products, including fish.

The Group will continue to maintain its flexibility in distribution to take account of fluctuations in demand as different economies experience economic swings. Further exploration will be made to develop new species for the PRC market and new value added products will be evolved.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES, WARRANTS AND OPTIONS

(i) Shares

At 30 September 2001, the interests of the directors and chief executives and their associates, within the meaning of the Securities (Disclosure of Interests) Ordinance of Hong Kong (the "SDI Ordinance") in the share capital of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of director	Type of interest	Number of shares
Ng Joo Siang *(Note)*	family interest	422,000
Cheng Nai Ming	personal interest	1,454,400

Note: These shares are held under the name of the spouse of Mr. Ng Joo Siang.

(ii) Options

The directors had personal interests in share options to subscribe for shares in the Company as follows:

Name of directors	Exercise price HK$	Exercisable period (both dates inclusive)	Number of share options at 30.09.2001
Cheng Nai Ming	0.9440	25.10.1998 to 24.10.2003	2,000,000
	0.3336	21.8.2000 to 20.8.2005	4,000,000
Ng Joo Kwee	0.3336	21.8.2000 to 20.8.2005	10,000,000
Ng Joo Puay, Frank	0.3336	21.8.2000 to 20.8.2005	8,000,000
Ng Joo Siang	0.3336	21.8.2000 to 20.8.2005	16,000,000
Teh Hong Eng	0.3336	21.8.2000 to 20.8.2005	10,000,000

During the six months ended 30 September 2001, no share option to subscribe for shares of the Company was exercised or cancelled.

(iii) Shares in a subsidiary

Each of Ng Joo Siang and Ng Joo Puay, Frank is beneficially interested in 100 non-voting deferred shares of HK$100 each in the share capital of Pacific Andes Enterprises (Hong Kong) Limited, a subsidiary of the Company.

Other than as disclosed above, none of the directors or chief executives or their respective associates had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and none of the directors or chief executives or their respective spouses or children under the age of 18 had any right to subscribe for securities of the Company, or had exercised any such right during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2001, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed the following shareholders as having an interest of 10% or more in the issued share capital of the Company:

Name	Number of shares
N.S. Hong Investment (BVI) Limited	373,128,665
Ng Swee Hong	373,128,665 *(note)*

Note: These shares are registered in the name of N.S. Hong Investment (BVI) Limited and Mr. Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his directions.

Other than as disclosed above, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital at 30 September 2001.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2001, the Company made the following repurchases of its shares:

Trading day	No of shares purchased	Method of purchase	Highest price paid HK$	Lowest price paid HK$	Total paid HK$
17 April 2001	50,000	Market	0.230	0.230	11,500
20 April 2001	150,000	Market	0.231	0.231	34,650
	200,000				46,150

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed shares of the Company during the six months ended 30 September 2001.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited financial statements.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Statement of Audit Standards No. 700 "Engagements to review interim financial report".

The members of the Audit Committee are Mr. Lew V. Robert (chairman) and Mr. Kwok Lam Kwong, Larry, the two independent non-executive directors of the Company.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive directors, of the Company will retire by rotation on an average of three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the same objective as the guideline set out in the Code of Best Practice.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 17 December 2001

INDEPENDENT REVIEW REPORT

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE BOARD OF DIRECTORS OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 13.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards No. 700 "Engagement to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 September 2001.

Deloitte Touche Tohmatsu
Certified Public Accountants

17 December 2001

太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

中期報告

截至二零零一年九月三十日止六個月

未經審核之中期業績

太平洋恩利國際控股有限公司(「本公司」)之董事欣然公佈本公司及各附屬公司(「本集團」)截至二零零一年九月三十日止六個月之未經審核綜合中期業績,連同截至二零零零年九月三十日止六個月之未經審核比較數字如下:

簡明綜合收入報表

	附註	截至六個月止 二零零一年 九月三十日 千港元 (未經審核)	截至六個月止 二零零零年 九月三十日 千港元 (未經審核)
營業額	3	**1,434,638**	1,107,104
銷售成本		**(1,265,069)**	(965,808)
毛利		**169,569**	141,296
其他收益		**4,969**	4,329
銷售及分銷支出		**(27,843)**	(22,932)
行政支出		**(50,778)**	(43,251)
經營溢利	4	**95,917**	79,442
利息支出		**(44,875)**	(38,210)
		51,042	41,232
所佔聯營公司業績		**254**	326
除税前溢利		**51,296**	41,558
税項	5	**(2,750)**	(1,424)
未計少數股東權益溢利		**48,546**	40,134
少數股東權益		**(11,389)**	(9,896)
期內純利		**37,157**	30,238
股息	6	**19,697**	—
每股盈利(仙)(基本)	7	**5.7**	4.6

簡明綜合資產負債表

	附註	二零零一年九月三十日 千港元 (未經審核)	二零零一年三月三十一日 千港元 (經重列)
非流動資產			
物業、機器及設備		**358,909**	372,262
投資物業		**63,400**	63,400
負商譽		**(1,358)**	–
於聯營公司之權益		**314**	60
投資證券		**23,944**	14,104
非流動應收款項		**9,382**	12,163
		454,591	461,989
流動資產			
存貨		**570,247**	385,458
貿易及其他應收款項	*8*	**626,823**	612,181
已投保之貿易應收款項	*9*	**134,462**	142,612
墊款予供應商		**46,590**	4,160
於聯營公司之貿易應收款項		**117,900**	158,138
可收回税項		**523**	399
已低押存款		**1,943**	636
銀行結存及現金		**32,686**	57,645
		1,531,174	1,361,229
流動負債			
貿易及其他應付款項	*10*	**180,756**	228,599
税項		**5,596**	2,722
已投保貿易應收款項之貼現融資		**136,405**	143,248
銀行借貸－一年內到期	*11*	**675,538**	474,582
其他借貸		**63,278**	–
		1,061,569	849,151
流動資產淨值		**469,605**	512,078
總資產減流動負債		**924,196**	974,067
非流動負債			
銀行借貸－一年後到期	*11*	**29,552**	36,680
其他借貸		–	63,278
		29,552	99,958
少數股東權益		**240,395**	237,274
遞延税項		**2,995**	2,995
資產淨值		**651,254**	633,840
資本及儲備			
股本	*12*	**65,657**	65,677
股份溢價及儲備	*13*	**585,597**	568,163
		651,254	633,840

簡明綜合經確認盈虧表

	截至六個月止	
	二零零一年九月三十日	二零零零年九月三十日
	千港元	千港元
	(未經審核)	(未經審核)
未於收入報表內確認之投資證券重估減值	**—**	(2,866)
本期間溢利淨額	**37,157**	30,238
經確認盈利及虧損總額	**37,157**	27,372

簡明綜合現金流量表

	截至六個月止 二零零一年 九月三十日 千港元 (未經審核)	截至六個月止 二零零零年 九月三十日 千港元 (未經審核)
來自經營業務之現金流出淨額	**(135,703)**	(133,063)
來自投資回報及融資代價之現金流出淨額	**(70,520)**	(37,717)
已付稅項	**–**	(580)
來自投資業務之現金(流出)流入淨額	**(12,514)**	512
融資前之現金流出淨額	**(218,737)**	(170,848)
來自融資之現金流入(流出)淨額	**63,818**	(77,155)
現金及現金等值項目減少	**(154,919)**	(248,003)
期初之現金及現金等值項目	**(142,978)**	(319,384)
期末之現金及現金等值項目	**(297,897)**	(567,387)
現金及現金等值項目結存分析		
銀行結存及現金	**32,686**	37,163
銀行借貸	**(330,583)**	(604,550)
	(297,897)	(567,387)

附註：

1. 編製基準

簡明財務報表乃根據香港會計師公會所頒佈之會計實務準則(「會計實務準則」)第25號「中期財務申報」而編製，並已遵照香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16之適用披露規定。

2. 主要會計原則

簡明財務報表乃按照歷史成本慣例編製，並已就重估投資物業及若干證券投資作出修訂。

除下述者外，編製中期財務報告所採納之會計原則，概與本集團截至二零零一年三月三十一日止年度之經審核財務報表所採納者一致。

期內，本集團首次採納多項由香港會計師公會頒佈之全新及經修訂會計實務準則，因此，本公司採納了以下各項全新／經修訂會計政策。

分部報告

期內，本集團更改了辨認可申報分部資料之基準，以符合會計實務準則第26號「分部報告」之規定。截至二零零零年九月三十日止六個月之分部披露資料亦曾經過修訂，致使有關資料之呈列基準貫徹如一。

於結算日後建議或宣派之股息

根據會計實務準則第9號(經修訂)「結算日後事項」之規定，於結算日後建議或宣派之股息不會確認為結算日之負債，惟將列入資產負債表作為獨立之股本部分，予以披露。此項會計政策變動具有追溯效力，因此須進行前期調整。

商譽

期內，本集團採納了會計實務準則第30號「企業合併」，且不選擇重列過往從儲備對銷(計入儲備)之商譽(負商譽)。故此，二零零一年四月一日前進行收購所產生之商譽已撥入儲備，並將於售出有關附屬公司或聯營公司或決定降低商譽時從收益賬中扣除。至於二零零一年四月一日前進行收購所產生之負商譽，則會於售出有關附屬公司或聯營公司時計入收益內。

於二零零一年四月一日後進行收購所產生之商譽將撥充資本，並按其預計使用年期攤銷；而二零零一年四月一日後進行收購所產生之負商譽則以資產減項列賬，並且按照所得餘款之狀況分析撥作收益。

3. **營業額及分部資料**

	營業額		經營溢利（虧損）	
	截至六個月止		截至六個月止	
	二零零一年九月三十日 千港元	二零零零年九月三十日 千港元	**二零零一年九月三十日 千港元**	二零零零年九月三十日 千港元
按主要業務分類				
冷凍魚類	**768,105**	625,958	**53,231**	34,729
魚柳及魚切塊	**647,759**	459,207	**41,992**	44,043
蔬菜	**10,239**	103	**388**	(1,090)
船運服務	**7,365**	11,494	**260**	1,287
其他	**1,170**	10,342	**46**	473
	1,434,638	1,107,104	**95,917**	79,442
按市場區域分類				
中華人民共和國（「中國」）	**701,509**	478,634	**51,524**	38,331
北美	**216,974**	251,106	**9,886**	16,062
西歐	**419,230**	221,490	**28,947**	16,941
日本	**66,092**	139,583	**2,735**	7,214
其他	**30,833**	16,291	**2,825**	894
	1,434,638	1,107,104	**95,917**	79,442

4. **經營溢利**

經營溢利已扣除：

	截至六個月止	
	二零零一年九月三十日 千港元	二零零零年九月三十日 千港元
折舊	**14,005**	15,558

5. **税項**

税項支出乃指按照期內估計應課税溢利16%計算之香港利得税。

本集團大部分溢利均非產生自或來自香港，因此毋須繳納香港利得税。

6. **股息**

於二零零一年九月二十八日，本公司按照已發行股份656,565,266股計算股息，向股東派付截至二零零一年三月三十一日止年度之末期股息每股3港仙（二零零零年：零）。

董事不擬宣派截至二零零一年九月三十日止六個月之中期股息（二零零零年：零）。

7. **每股盈利**

每股基本盈利之計算基準為期內之未經審核溢利淨額37,157,000港元（二零零零年：30,238,000港元），以及期內尚未發行股份之加權平均數656,585,000股（二零零零年：657,577,000股）。

由於呈報期內，本公司之尚未行使認購權之行使價高於每股之平均市價，因此並無呈列每股攤薄盈利。

8. 貿易及其他應收款項

貿易及其他應收賬款已包括貿易應收款項463,216,000港元（二零零一年三月三十一日：574,468,000港元）。本集團繼續執行已規定之信貸政策。在銷售貨品方面，本集團可給予其貿易客戶三十至一百二十日之平均信貸期。於結算日之貿易應收款項賬齡分析如下：

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
少於三十日	**162,097**	416,548
三十一至六十日	**154,797**	80,779
六十一至九十日	**111,827**	76,159
超過九十日	**34,495**	982
	463,216	574,468

9. 已投保之貿易應收款項

已投保之貿易應收款項已按應收貼現融資抵押予若干銀行。於結算日之賬齡分析如下：

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
少於三十日	**36,922**	80,711
三十一至六十日	**60,088**	28,892
六十一至九十日	**14,024**	32,471
超過九十日	**23,428**	538
	134,462	142,612

10. 貿易及其他應付款項

貿易及其他應付款項已包括貿易應付款項104,970,000港元（二零零一年三月三十一日：185,660,000港元）。在資產負債表內之貿易應付款項賬齡分析如下：

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
少於三十日	**59,598**	124,336
三十一至六十日	**31,451**	21,453
六十一至九十日	**13,921**	20,456
超過九十日	**–**	19,415
	104,970	185,660

11. 銀行借貸

期內，本集團取得新銀行融資264,000,000港元。該等貸款乃按市場利率計息，並按需要時償還。本集團已取得該等銀行融資，以撥作本集團之營運資金。

12. 股本

期內，本公司200,000股每股面值0.10港元之普通股已被購回及註銷。

董事認為，由於本公司股份乃按照較每股資產淨值折讓之價格進行買賣，購回事項將令本公司之每股資產淨值增加。

13. 股份溢價及儲備

	投資重估儲備	資產重估儲備	股份溢價	商譽儲備	特別儲備	滾存溢利	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
二零零一年四月一日	(9,934)	33,844	281,444	(133,803)	9,800	307,704	489,055
進行重估而產生之重估(減值)增值淨額	(2,668)	986	–	–	–	–	(1,682)
已購回及註銷之股份	–	–	(105)	–	–	–	(105)
進行集團重組而產生之負商譽	–	–	–	24,192	–	–	24,192
年內溢利淨額	–	–	–	–	–	56,703	56,703
股息	–	–	–	–	–	(19,703)	(19,703)
二零零一年四月一日按原值重列	(12,602)	34,830	281,339	(109,611)	9,800	344,704	548,460
採納會計實務準則第9號(經修訂)之影響	–	–	–	–	–	19,703	19,703
二零零一年四月一日經重列	(12,602)	34,830	281,339	(109,611)	9,800	364,407	568,163
已購回及註銷之股份	–	–	(26)	–	–	–	(26)
期內溢利淨額	–	–	–	–	–	37,157	37,157
二零零一年之已付末期股息	–	–	–	–	–	(19,697)	(19,697)
二零零一年九月三十日	(12,602)	34,830	281,313	(109,611)	9,800	381,867	585,597

14. 或然負債

於二零零一年九月三十日，本集團就追索權附貼現票據所承擔之或然負債約為78,186,000港元（二零零一年三月三十一日：256,485,000港元）。

15. 資產抵押

於二零零一年九月三十日，本集團已分別將賬面總值約177,000,000港元（二零零一年三月三十一日：178,000,000港元）及26,000,000港元（二零零一年三月三十一日：26,000,000港元）之土地及樓宇及投資物業抵押，作為若干銀行向本集團授出按揭貸款之擔保。

16. 關連人士交易

期內，本集團曾與本集團一家聯營公司進行下列重大交易。

	二零零一年 九月三十日 千港元	二零零零年 九月三十日 千港元
銷售冷凍海產 *(附註)*	**277,397**	281,033

該聯營公司亦向一家銀行提供存貨及貿易應收款項作為本集團獲授銀行融資140,400,000港元（二零零一年三月三十一日：140,400,000港元）之部份擔保。於二零零一年九月三十日，本集團已動用融資達80,095,000港元（二零零一年三月三十一日：76,381,000港元）。

附註：

冷凍海產乃按市價銷售及購買，或如無市價可供參考，則按成本加若干溢利百分比計算。

股息

自二零零一年財政年度起，董事即採納一項股息派發政策，根據有關政策，本公司每年派發股息一次，金額相當於本公司溢利淨額之三分一，作為末期股息。因此，董事不擬宣派截至二零零一年九月三十日止六個月之中期股息。

業務回顧

於截至二零零一年九月三十日止首六個月，儘管全球營商環境充滿挑戰，本集團卻收穫甚豐。面對著重重困難，本集團營業額仍然取得29.6%之增長，上升至1,435,000,000港元。股東應佔溢利達37,000,000港元，較二零零零年同期增加了22.9%。

儘管日本、美國及歐洲經濟日漸疲弱，惟國內經濟正穩步增長，帶動了冷凍海產需求上升，當中以高價海產尤甚，使本集團得以受惠。整體而言，本集團之業績表現不俗，中期業績令人鼓舞。

於回顧期內，本集團專注分銷及銷售其於採購、運送、加工效率及物流服務等各方面具備優勢之冷凍海產。本集團一方面專注發展中國等地之高回報市場，一方面則減少在經濟疲弱之市場中開展活動。此外，蔬菜產品亦屬本集團之業務焦點。由於發展蔬菜業務需要大量人手耕種及加工，本集團透過外判耕種及加工過程從而提高了蔬菜產量。

各類產品銷售額

在本集團之銷售組合中，冷凍魚類之銷售額仍然佔有最大份額。於回顧期內，該產品之銷售額上升了35%至847,000,000港元，佔本集團總營業額之59%。經加工魚柳及魚切塊之銷售額合共為563,000,000港元，增幅達23%，佔本集團總營業額之39%。期內，蔬菜產品較去年同期取得顯著增長，然而，此項產品於本集團總營業額中所佔比率仍屬微不足道。

市場地區銷售額

按地區劃分而言，中國仍為本集團之主要市場，於回顧期內，該市場之銷售額大幅增加47%至705,000,000港元。目前，國內銷售額合共達本集團營業額之49%。期內，國內銷售額之所以出現增長，乃由於高價冷凍海產之需求上升所致。

西歐之銷售額持續增長，較去年同期上升了89%，當地之銷售額現時合共達419,000,000港元，佔本集團營業額之29%，因此，西歐現已成為本集團第二大市場。西歐市場銷售額之所以上升，原因在於本集團成功引入新品種魚類、各式魚柳及魚切塊之餘，亦憑若干分銷安排為客戶提供適時供貨計劃等更為卓越之物流服務。受到經濟衰退影響，北美及日本之銷售額欠佳，銷售收入較去年同期分別下跌15%及53%。

注意事項

憑藉本集團雄厚之財務實力，加上利息成本較低，期內，本集團有策略地增加存貨量及短期銀行借貸，原因如下：

- 國內對高價值冷凍海產之需求持續上升
- 本集團成功引入新品種魚類、各式魚柳及魚切塊
- 本集團在若干分銷安排下為客戶提供更卓越之物流服務
- 由於預期阿拉斯加狹鱈捕魚季節可能延遲一個月至二零零二年二月才開始，因此需要貯積更多原材料存貨，以確保魚柳及魚切塊之加工過程暢順無阻

新近發展

本公司與其附屬公司太平洋恩利(控股)有限公司(「恩利控股」)簽訂一份有條件合約，購入由恩利控股佔用作員工宿舍及投資物業之若干住宅物業，總代價按照現行市場估值計算為47,890,000港元。進行是項收購乃要為恩利控股提供更多股本，以便在中國加入世貿組織後進一步擴展其國內貿易業務。本公司擁有恩利控股62.87%之已發行股本，恩利控股現時於新加坡證券交易所有限公司主板上市。

未來展望

中國加入世貿組織可望為營商環境帶來有利轉變。首先，中國已表明會降低進口魚類產品之關稅，目標乃於二零零五年一月一日前將現行平均稅率25.3%減至平均10.6%之水平。同時，中國亦已同意對本地及外商業務採取劃一稅務及關稅措施。

此外，中國過往一直全面限制外商公司分銷進口產品，惟日後將會放寬限制，容許產品及服務享有較大自由度。上述各項轉變將於三年內分段實行，適用於魚類等幾乎所有產品。

本集團會繼續維持靈活之分銷業務，以應付各地經濟週期以致需求出現波動之情況。本集團將進一步拓展業務，為中國市場開發新產品種類，創造全新之增值產品。

董事及主要行政人員於股份、認股權證及認購權之權益

(i) **股份**

於二零零一年九月三十日，根據香港證券(披露權益)條例(「披露權益條例」)第29條規定下本公司存置之登記冊所示，本公司董事、主要行政人員及彼等之聯繫人士(定義見披露權益條例)擁有本公司股本之權益如下：

董事姓名	**權益類別**	**股份數目**
黃裕翔 *(註)*	家族權益	422,000
鄭乃銘	個人權益	1,454,400

註： 該等股份以黃裕翔先生配偶之名義持有。

(ii) **認購權**

董事擁有可認購本公司股份之認購權個人權益如下：

董事名稱	行使價 港元	行使期 （包括首尾兩日）	於二零零一年 九月三十日 之認購權數目
鄭乃銘	0.9440	25.10.1998至24.10.2003	2,000,000
	0.3336	21.8.2000至20.8.2005	4,000,000
黃裕桂	0.3336	21.8.2000至20.8.2005	10,000,000
黃裕培	0.3336	21.8.2000至20.8.2005	8,000,000
黃裕翔	0.3336	21.8.2000至20.8.2005	16,000,000
鄭鳳英	0.3336	21.8.2000至20.8.2005	10,000,000

截至二零零一年九月三十日止六個月，概無可認購本公司股份之認購權行使或註銷。

(iii) **附屬公司股份**

黃裕翔及黃裕培各自實益擁有100股太平洋恩利企業（香港）有限公司（本公司之附屬公司）股本中每股面值100港元之無投票權遞延股份。

除上文披露者外，概無董事、主要行政人員或其聯繫人士於本公司或其任何聯營公司（定義見披露權益條例）之任何證券中擁有任何個人、家族、公司或其他權益；期內，概無董事、主要行政人員或彼等之配偶及十八歲以下之子女有權認購本公司證券或行使此等權利。

主要股東

於二零零一年九月三十日，根據披露權益條例第16(1)條規定下須存置之主要股東登記冊上所示，下列股東持有本公司已發行股本10%或以上之權益：

名稱	**股份數目**
N.S. Hong Investment (BVI) Limited	373,128,665
黃垂豐	373,128,665 *（註）*

註： 該等股份以N.S. Hong Investment (BVI) Limited之名義登記，黃垂豐先生則因N.S. Hong Investment (BVI) Limited一向按其指示行動而被視為擁有該等股份之權益。

除上文披露者外，就本公司所知，於二零零一年九月三十日，並無任何其他權益佔本公司已發行股本10%或以上。

買賣或贖回

以下為截至二零零一年九月三十日止六個月期間，本公司購回本身股份之情況：

交易日	購入股份數目	購入途徑	已支付之最高價格	已支付之最低價格	合共支付
			港元	港元	港元
二零零一年四月十七日	50,000	市場	0.230	0.230	11,500
二零零一年四月二十日	150,000	市場	0.231	0.231	34,650
	200,000				46,150

除上述披露者外，本公司或其任何附屬公司於截至二零零一年九月三十日止六個月概無買賣或贖回本公司任何上市股份。

審核委員會

審核委員會與管理層已審閱本集團所採納之會計原則及慣例，並討論了有關核數、內部監控及財務事宜，包括審閱未經審核財務報表。

根據會計實務準則第700條「審閱中期業績報告之承諾」，本公司核數師已審閱本公司之中期財務報告。

審核委員會之成員為劉嘉彥先生（主席）及郭琳廣先生，兩位均為本公司之獨立非執行董事。

最佳應用守則

據本公司董事所知，現時並無任何資料可合理顯示本公司並無遵守聯交所證券上市規則附錄14所載之最佳應用守則（「最佳應用守則」）之規定，惟非執行董事並無指定任期除外。根據本公司細則，本公司董事（包括非執行董事）平均每三年輪值告退，而彼等之任期將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

承董事會命
董事總經理
黃裕翔

香港，二零零一年十二月十七日

獨立審閱報告

德勤‧關黃陳方會計師行

Deloitte Touche Tohmatsu

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

致：太平洋恩利國際控股有限公司
董事會

緒言

吾等根據貴公司指示，審閱第1至第13頁所載之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定，編製中期財務報告須遵照香港會計師公會所頒佈之會計實務準則第25號「中期財務報告」及有關規定。編製中期財務報告乃董事之責任，而董事已批准中期財務報表。

進行審閱工作

吾等已按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告約定」進行審閱。審閱工作主要包括諮詢管理層及於中期財務報告內應用分析程序，並於上述基礎上，除另有披露者外，評估會計政策及呈列方式應用時是否一致。審閱工作不包括控制測試及核實資產、負債及交易等審核程序。本報告之審閱工作範圍遠小於核數工作，故能提供之保證程度亦較核數工作為低。因此，吾等並不就中期財務報告發表審核意見。

審閱結論

吾等之審閱工作並不構成核數工作，按此基準，據吾等所知，截至二零零一年九月三十日止六個月之中期財務報告毋須作出任何重大修訂。

德勤•關黃陳方會計師行
執業會計師

二零零一年十二月十七日